Execution Version

MEMBERSHIP INTEREST PURCHASE AGREEMENT

among

LCC TOPCO, INC.
LI TOPCO, LLC
LCIH TOPCO, INC.
and
GREIF PACKAGING LLC
dated as of
November 8, 2022

TABLE OF CONTENTS
i

EXHIBITS
Exhibit 1    –    Pro Rata Shares
Exhibit 2.6    –    Accounting Principles
Exhibit 4.3(e)    –    MEIP Terms and Conditions
Exhibit 4.7(f)    –    Allocation Exhibit
Exhibit 4.8    –    R&W Insurance Policy Binder
Exhibit 6.2(b)    –    Form of Escrow Agreement
Exhibit 6.2(d)    –    Form of Release Agreement
Exhibit 6.2(e)    –    Form of Restrictive Covenant Agreement
Exhibit 6.2(k)     – Form of Landlord Estoppel Certificate

MEMBERSHIP INTEREST PURCHASE AGREEMENT
THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) is entered into and effective as of November 8, 2022, among LCC Topco, Inc., a Georgia corporation (“LCC Topco”), LI Topco, LLC, a Georgia limited liability company (“LI Topco”), LCIH Topco, Inc., an Iowa corporation (“LCIH Topco” and each of LCIH Topco, LCC Topco and LI Topco, a “Seller” and collectively, the “Sellers”), and Greif Packaging LLC, a Delaware limited liability company (“Buyer”). Capitalized terms used but not otherwise defined in this Agreement shall have the respective meanings assigned to such terms in Section 9.15.
WHEREAS, LCC Topco owns all of the issued and outstanding shares of capital stock of Lee Container Corporation, Inc., a Georgia corporation (“Lee Container”);
WHEREAS, LI Topco owns all of the issued and outstanding limited liability company membership interests (the “LI Interests”) of Lee Investments, LLC, a Georgia limited liability company (“Lee Investments”);
WHEREAS, LCIH Topco owns all of the issued and outstanding shares of capital stock of Lee Container Iowa Holdings, Inc., an Iowa corporation (“Lee Container Iowa Holdings” and each of Lee Container, Lee Investments and Lee Container Iowa Holdings, a “Target Company” and collectively, the “Target Companies”);
WHEREAS, the Target Companies own, directly and indirectly, all of the issued and outstanding equity ownership interests of the Target Subsidiaries, which together with the Target Companies comprise the “Company Group”;
WHEREAS, Lee Container, East Texas Lee Container, LP and Lee Container Iowa, LLC comprise the principal operating entities of the Company Group and there are no material operating assets or liabilities held or owed by any other entity in the Company Group;
WHEREAS, following the execution of this Agreement and prior to the Closing, Lee Container will convert to a Georgia limited liability company and Lee Container Iowa Holdings will convert to an Iowa limited liability company (the “Conversions”), whereupon LCC Topco will own all of the issued and outstanding limited liability company membership interests of Lee Container (the “LCC Interests”) and LCIH Topco will own all of the issued and outstanding limited liability company membership interests of Lee Container Iowa Holdings (the “LCIH Interests” and, collectively with the LCC Interests and the LI Interests, the “Interests”);
WHEREAS, at the Closing, Buyer desires to purchase from the Sellers, and the Sellers desire to sell to Buyer, the Interests;
WHEREAS, upon the consummation of the transactions contemplated by this Agreement, at the Closing, Buyer shall own all of the issued and outstanding Interests.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:
1.PURCHASE AND SALE OF INTERESTS
1.1Purchase and Sale of Interests. At the Closing, and subject to the terms and conditions set forth in this Agreement:
(a)LCC Interest Purchase. LCC Topco will sell and transfer to Buyer, and Buyer will purchase and acquire from LCC Topco, all right, title and interest of LCC Topco in and to all of the Interests held by LCC Topco, in exchange for which Buyer will pay to LCC Topco its Pro Rata Share of the Purchase Price pursuant to the terms and conditions set forth in Article 2.
(b)LI Interest Purchase. LI Topco will sell and transfer to Buyer, and Buyer will purchase and acquire from LI Topco, all right, title and interest of LI Topco in and to all of the Interests held by LI Topco, in exchange for which Buyer will pay to LI Topco its Pro Rata Share of the Purchase Price pursuant to the terms and conditions set forth in Article 2.
(c)LCIH Interest Purchase. LCIH Topco will sell and transfer to Buyer, and Buyer will purchase and acquire from LCIH Topco, all right, title and interest of LCIH Topco in and to all of the Interests held by LCIH Topco, in exchange for which Buyer will pay to LCIH Topco its Pro Rata Share of the Purchase Price pursuant to the terms and conditions set forth in Article 2.
(d)Transactions Cross-Conditioned. The transactions set forth in Section 1.1(a), Section 1.1(b) and Section 1.1(c) above shall be cross-conditioned such that no purchase shall occur unless all three purchases are simultaneously occurring. For the avoidance of doubt, no units or interests in or any liabilities of Sellers related to Kane Manufacturing Co., Inc. will transfer to Buyer, either directly or indirectly, in connection with the transactions contemplated by this Agreement.
(e)Pro Rata Shares. Buyer shall be entitled to rely upon without further inquiry the Pro Rata Share percentages set forth on Exhibit 1 furnished by the Sellers. The Sellers shall indemnify Buyer pursuant to Section 5.1 hereof against any claims by any Seller or any person claiming through or by reason of its ownership of a Seller that Exhibit 1 does not accurately and fairly reflect the Sellers’ Pro Rata Shares.
2.PURCHASE PRICE; PAYMENT
2.1Purchase Price. The aggregate purchase price for the Interests (the “Purchase Price”) shall be calculated according to the methods and procedures in this Article 2 and shall be an amount equal to (a) $300,000,000 (the “Base Purchase Price”); (b) plus the Final Cash Amount; (c) plus the amount, if any, by which the Final Adjusted Net Working Capital Amount is greater than the Adjusted Net Working Capital Target or minus the amount, if any, by which the Final Adjusted Net Working Capital Amount is less than the Adjusted Net Working Capital Target; (d) minus the Final Indebtedness Amount; and (e) minus the Final Seller Transaction Expense Amount;
2.2Estimated Closing Statement and Related Documents.
(a)Estimated Closing Statement. At least three Business Days prior to the Closing Date, the Sellers shall deliver to Buyer a statement (the “Estimated Closing Statement”) that sets forth the Sellers’ good-faith estimate of each of the following: (i) the amount of Cash as of the Closing (the “Estimated Cash Amount”); (ii) the amount of the Adjusted Net Working Capital as of the Closing (the “Estimated Adjusted Net Working Capital Amount”); (iii) the aggregate amount of all Indebtedness that is outstanding and unpaid as of the Closing (the “Estimated Indebtedness Amount”); (iv) the aggregate amount of all Seller Transaction Expenses outstanding and unpaid as of the Closing (the “Estimated Seller Transaction Expense Amount”); and (v) the amount and calculation of the “Estimated Seller Proceeds,” which shall be equal to the result of (A) the Base Purchase Price, (B) plus the Estimated Cash Amount, (C) plus the amount, if any, by which the Estimated Adjusted Net Working Capital Amount exceeds the Adjusted Net Working Capital Target or minus the amount, if any, by which the Estimated Adjusted Net Working Capital Amount is less than the Adjusted Net Working Capital Target, (D) minus the Estimated Indebtedness Amount, (E) minus the Estimated Seller Transaction Expense Amount and (F) minus the Escrow Amount. During the period after the provision of the Estimated Closing Statement and prior to the Closing Date, the Sellers shall consult with Buyer and use their commercially reasonable efforts to provide such information as Buyer may reasonably request with respect to the calculation of the amounts on the Estimated Closing Statement. The Sellers shall in good faith consider any comments of Buyer to the Estimated Closing Statement and will reissue the Estimated Closing Statement with any such revisions that the Sellers have determined in good faith are appropriate after such consideration. The fact that a revision was made or not made pursuant to the foregoing shall not limit the right of the parties to readdress any such item in the Preliminary Closing Statement in accordance with the provisions of Section 2.4.
(b)Payoff Letters; Invoices. At least three Business Days prior to the Closing Date, the Sellers shall deliver to Buyer:
(i)payoff letters, in customary form reasonably satisfactory to Buyer, executed and delivered by the obligees for each item of Indebtedness set forth on the Estimated Closing Statement (the “Payoff Letters”); and
(ii)one or more statements or invoices, in the form and to the extent provided by the applicable counterparty, for the Seller Transaction Expenses set forth on the Estimated Closing Statement (the “Expense Invoices”).
(c)Funds Flow Memorandum. At least three Business Days prior to the Closing Date, Buyer and the Sellers shall prepare a mutually agreeable funds flow memorandum (the “Funds Flow Memorandum”) setting forth the amounts to be paid pursuant to Section 2.3 and the wire transfer instructions for each payee thereunder.
2.3Closing Payments.
(d)Payment of Estimated Indebtedness Amount. At the Closing, Buyer shall deliver and pay to the applicable obligees, for and on behalf of the Company Group, amounts sufficient to pay each item of Indebtedness included in the calculation of the Estimated Indebtedness Amount, in full satisfaction and retirement of such Indebtedness, as set forth in the Estimated Closing Statement and the Funds Flow Memorandum.
(e)Payment of Estimated Seller Transaction Expense Amount.
(iii)SAR Termination Payments. At the Closing, Buyer shall deliver and deposit into the applicable Company Group bank account the aggregate amount of SAR Termination Payments, as set forth on the Estimated Closing Statement and the Funds Flow Memorandum, and Buyer shall thereafter cause the SAR Termination Payments to be paid, for and on behalf of the Company Group, to the applicable recipients. To the extent such recipients are employees of the Company Group, Buyer shall cause such payments to be made as part of the Company Group’s next regular payroll following the Closing Date, net of all required payroll and Tax withholdings.
(iv)Other Seller Transaction Expenses. At the Closing, Buyer shall deliver and pay to the applicable obligees, for and on behalf of the Company Group, amounts sufficient to pay each other Seller Transaction Expense included in the calculation of the Estimated Seller Transaction Expense Amount, in full satisfaction and retirement of such Seller Transaction Expenses, as set forth in the Estimated Closing Statement and the Funds Flow Memorandum.
(f)Escrow Deposit; Payment of Escrow Agent Fees. At the Closing, Buyer shall (i) deposit the Indemnity Escrow Amount with the Escrow Agent, to be held in a segregated escrow account and disbursed in accordance with the terms of the Escrow Agreement (the “Indemnity Escrow Account”), and (ii) deposit the Purchase Price Adjustment Escrow Amount with the Escrow Agent, to be held in a segregated escrow account and disbursed in accordance with the terms of the Escrow Agreement (the “Purchase Price Adjustment Escrow Account”), and Buyer shall pay all of the fees of the Escrow Agent pursuant to the Escrow Agreement.

(g)Payment of Estimated Seller Proceeds. At the Closing, Buyer shall deliver and pay to each Seller its Pro Rata Share of the Estimated Seller Proceeds, in each case, as set forth in the Funds Flow Memorandum.
2.4Post-Closing Reconciliation.
(h)Preliminary Closing Statement. Not more than 60 days following the Closing Date, Buyer shall prepare, or cause to be prepared, and deliver to the Sellers a statement (the “Preliminary Closing Statement”), in substantially similar form as the Estimated Closing Statement, setting forth Buyer’s good-faith calculation of each of the following, together with reasonably detailed documentation supporting each calculation: (i) the amount of Cash as of the Closing; (ii) the amount of the Adjusted Net Working Capital as of the Closing; (iii) aggregate amount of all Indebtedness outstanding and unpaid as of the Closing; (iv) the aggregate amount of all Seller Transaction Expenses outstanding and unpaid as of the Closing; and (v) the proposed Final Seller Proceeds, using the formula set forth in Section 2.2(a) but based upon Buyer’s good-faith calculation of the component amounts pursuant to this Section 2.4(a). If Buyer fails to timely deliver the Preliminary Closing Statement to the Sellers pursuant to this Section 2.4(a) (including pursuant to the following clause (y)), the Sellers shall have the right to elect, by written notice to Buyer, to either (x) determine that the Estimated Closing Statement delivered by the Sellers at the Closing shall be deemed the Final Closing Statement for all purposes under this Agreement, which determination shall be binding upon the Parties, or (y) require that Buyer deliver the Preliminary Closing Statement to the Sellers within 10 days of the Sellers’ demand therefor.
(i)Objection to Preliminary Closing Statement. After the Preliminary Closing Statement and reasonably detailed documentation supporting each calculation therein is delivered to the Sellers pursuant to Section 2.4(a), the Sellers shall have 30 days (the “Response Period”) to review, request additional information and clarification regarding and respond to the Preliminary Closing Statement in accordance with this Section 2.4(b). During the Response Period, Buyer shall provide reasonably prompt access, during normal business hours, to any information and personnel that the Sellers shall reasonably request for purposes of validating the information and calculations in the Preliminary Closing Statement and related supporting documentation. If the Sellers object to any of the amounts or calculations set forth on the Preliminary Closing Statement, then the Sellers shall notify Buyer on or before the last day of the Response Period by delivering written notice to Buyer (a “Statement Objection”) setting forth a reasonably specific description of the basis of the Statement Objection and the proposed adjustments to the Preliminary Closing Statement that the Sellers believe should be made. If no Statement Objection is delivered to Buyer within the Response Period, then the Sellers and Buyer shall be deemed to have agreed to the Preliminary Closing Statement for purposes of this Section 2.4(b).
(j)Dispute Resolution Following Statement Objection.
(i)If the Sellers deliver a Statement Objection within the Response Period pursuant to Section 2.4(b), then representatives of the Sellers and Buyer shall promptly meet (in person, by telephone, by videoconference or any other mutually convenient medium agreed upon by Buyer and the Sellers) and attempt in good faith to resolve any dispute or disagreement set forth in the Statement Objection (a “Statement Dispute”).
(ii)If the representatives of the Sellers and Buyer are unable to resolve the Statement Dispute within 30 days following the Sellers’ delivery of a Statement Objection pursuant to Section 2.4(b), then, within 15 days following the end of such 30-day period, Buyer or the Sellers may elect to have the Statement Dispute resolved by Grant Thornton LLP or another nationally or regionally recognized firm of independent certified public accountants to which Buyer and the Sellers mutually agree (the “CPA Firm”), which shall, acting as expert and not as an arbitrator, resolve the Statement Dispute solely on the basis of the standards, methods, definitions and procedures set forth in this Agreement and the Exhibits attached hereto and otherwise according to the rules and procedures (to the extent consistent with this Agreement) set forth in an engagement letter to be entered into among Buyer, the Sellers and the CPA Firm (the “Engagement Letter”). The Engagement Letter shall provide that: (A) the scope of the resolution conducted by the CPA Firm shall be limited solely to the Statement Dispute and that the CPA Firm shall not conduct a review nor render a decision on any other items; (B) the CPA Firm shall deliver to Buyer and the Sellers, as promptly as reasonably practicable and in any event within the timelines specified in the Engagement Letter, a written report setting forth its determination as to each Statement Dispute, which shall be the position of Buyer reflected in the Preliminary Closing Statement, the position of the Sellers reflected in the Statement Objection or a position in between such positions of Buyer and the Sellers, and may not be an alternative resolution; and (C) the CPA Firm shall make its determination based solely on information provided by Buyer and the Sellers and not pursuant to any independent factual review. The final decision of the CPA Firm shall, absent fraud or manifest error, be final and binding on and enforceable by the Parties, shall be non-appealable and, notwithstanding that the CPA Firm is acting as an expert and not as an arbitrator, may be enforced by a court of competent jurisdiction in the same manner as though determined and rendered in binding arbitration.
(iii)All fees and expenses of the CPA Firm in connection with its services provided pursuant to Section 2.4(c)(ii) shall be paid by Buyer, on the one hand, and the Sellers, on the other hand, in proportion to the amounts by which their aggregate positions in the Preliminary Closing Statement and the Statement Objection, respectively, differ from the CPA Firm’s final aggregate determination.
(k)Final Closing Statement. The actual and final amount of Cash as of the Closing (the “Final Cash Amount”), the actual and final amount of Adjusted Net Working Capital as of the Closing (the “Final Adjusted Net Working Capital Amount”), the actual and final amount of Indebtedness (the “Final Indebtedness Amount”), the actual and final amount of Seller Transaction Expenses outstanding and unpaid as of the Closing (the “Final Seller Transaction Expense Amount”) will be:
(i)as set forth in the Estimated Closing Statement, if Buyer fails to timely deliver the Preliminary Closing Statement and the Sellers so elect, as set forth in clause (x) under Section 2.4(a);
(ii)as set forth in the Preliminary Closing Statement, with respect to those items for which the Sellers fail to deliver a Statement Objection during the Response Period;
(iii)as agreed in writing by Buyer and the Sellers, with respect to those items for which a Statement Objection is delivered during the Response Period but that are not subsequently timely submitted to the CPA Firm for final resolution pursuant to Section 2.4(c)(ii);
(iv)as determined by the CPA Firm, with respect to any items timely submitted to the CPA Firm for final resolution pursuant to Section 2.4(c)(ii); and
(v)notwithstanding any of the foregoing, as mutually agreed in writing by Buyer and the Sellers.
The “Final Closing Statement” shall mean the Estimated Closing Statement, if Buyer fails to timely deliver the Preliminary Closing Statement and the Sellers so elect, as set forth in clause (x) under Section 2.4(a); the Preliminary Closing Statement, if the Sellers do not deliver any Statement Objection during the Response Period; or the Preliminary Closing Statement as adjusted pursuant to this Section 2.4(d), if the Sellers deliver a Statement Objection during the Response Period. The Final Closing Statement shall set forth the amount and calculation of the “Final Seller Proceeds,”

which shall be an amount equal to the result of (A) the Base Purchase Price, (B) plus the Final Cash Amount, (C) plus the amount, if any, by which the Final Adjusted Net Working Capital Amount exceeds the Adjusted Net Working Capital Target or minus the amount, if any, by which the Final Adjusted Net Working Capital Amount exceeds the Adjusted Net Working Capital Target, (D) minus the Final Indebtedness Amount, (E) minus the Final Seller Transaction Expense Amount and (F) minus the Escrow Amount.
2.1Payment of Final Purchase Price Adjustment.
(l)Adjustment to Sellers. If the Final Seller Proceeds, as set forth on the Final Closing Statement, are greater than the Estimated Seller Proceeds, as set forth on the Estimated Closing Statement, then Buyer shall, within five Business Days after determination of the Final Closing Statement, pay to each Seller its Pro Rata Share of the difference of the Final Seller Proceeds minus the Estimated Seller Proceeds.
(m)Adjustment to Buyer. If the Final Seller Proceeds, as set forth on the Final Closing Statement, are less than the Estimated Seller Proceeds, as set forth on the Estimated Closing Statement, then Buyer and the Sellers shall, within five Business Days after determination of the Final Closing Statement, instruct the Escrow Agent to release and pay to Buyer from the Purchase Price Adjustment Escrow Account an amount equal to the lesser of (i) the balance of the Purchase Price Adjustment Escrow Account and (ii) the difference of the Estimated Seller Proceeds minus the Final Seller Proceeds. The Sellers’ aggregate liability under Section 2.4(c)(iii) and this Section 2.5(b) shall be limited to the funds available in the Purchase Price Adjustment Escrow Account, and the Sellers shall have no further liability under Section 2.4(c)(iii) or this Section 2.5(b) once the entire balance of the Purchase Price Adjustment Escrow Account has otherwise been exhausted.
(n)Escrow Release. Upon payment of the Purchase Price adjustment payment contemplated by this Section 2.5, Buyer and the Sellers shall promptly instruct the Escrow Agent to release and pay to each Seller its Pro Rata Share of the remaining balance of the Purchase Price Adjustment Escrow Account, if any.
2.5Accounting Principles. Each of the Estimated Closing Statement, the Preliminary Closing Statement and the Final Closing Statement shall be prepared and presented in a manner consistent in all respects with, (a) the adjustments, modifications and additional or alternative methods, policies, practices, principles and procedures set forth in Exhibit 2.6 to this Agreement with respect to the specific issues addressed therein, as reflected in the net working capital example calculation and the trial balances set forth therein, (b) to the extent consistent with GAAP and the methodology used to determine the Adjusted Net Working Capital Target, the accounting methods, policies, practices, principles and procedures, with consistent classifications, judgments and valuation and estimation methodologies, that were used in the preparation of the audited Financial Statements for the Company Group’s fiscal year ended January 1, 2022 (it being understood and agreed that if GAAP permits more than one methodology, the Company Group’s historical practice (if it is consistent with GAAP itself) shall be utilized), and (c) other than with respect to those matters set out in subsections (a) and (b), GAAP (collectively, the “Accounting Principles”). Any changes to the Accounting Principles shall be documented in a written amendment to Exhibit 2.6 executed by Buyer and the Sellers and, to the extent applicable, shall be applied consistently in the determination of the Adjusted Net Working Capital Target and the Final Adjusted Net Working Capital Amount.
2.6Payment Mechanics. All payments required pursuant to this Agreement shall be made by wire transfer of immediately available funds, free of costs and charges subject to Section 2.8, to an account that the recipient has designated in writing or as otherwise set forth in the Funds Flow Memorandum.
2.7Withholding. Buyer and any other applicable withholding agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amount payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax law;

provided, however, that no amounts will be withheld by Buyer from any payments in respect of the Purchase Price (other than resulting from a change in applicable Tax laws occurring after the date of this Agreement) so long as the Sellers comply with their obligation to deliver the forms specified in Section 6.2(g) on or prior to the Closing Date. Buyer shall provide the Sellers with prompt notice of any withholding it believes is applicable to amounts payable by or at the direction of Buyer hereunder and a reasonably detailed statement describing the basis for such withholding, and shall use commercially reasonable efforts to cooperate with the Sellers or the applicable payee to reduce or eliminate any such withholding. To the extent that amounts are so deducted and withheld by Buyer or any other applicable withholding agent pursuant to this Section 2.8 and have been or will be deposited with the applicable Governmental Entity in accordance with applicable Law, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
3.REPRESENTATIONS AND WARRANTIES
3.1Representations and Warranties of the Sellers. Except as set forth in the corresponding sections of the disclosure schedule delivered by the Sellers to Buyer concurrently with the execution and delivery of this Agreement (the “Disclosure Schedule”), the Sellers, jointly and severally (other than in the case of those representations made with respect to a specific Seller, which are made by such Seller individually and not jointly or severally), make the following representations and warranties to Buyer:
(a)Organization, Power and Authority.
(i)Sellers. Each Seller is a corporation or limited liability company duly incorporated or organized, validly existing and in good standing under the Laws of the state of its formation. Each Seller has all requisite power, legal right and authority to execute and deliver this Agreement and the other documents and instruments to be executed and delivered pursuant hereto (“Related Agreements”) by such Seller and to carry out the transactions contemplated hereby and thereby. The execution and delivery by each Seller of this Agreement and the Related Agreements to be executed and delivered by such Seller and the consummation by such Seller of the transactions contemplated hereby and thereby have been duly authorized by such Seller. No other or further act on the part of such Seller or on the part of any person or entity that owns interests, units or shares in such Seller is necessary to authorize this Agreement or the Related Agreements to be executed and delivered by such Seller or the consummation by such Seller of the transactions contemplated hereby and thereby. Assuming the due authorization, execution and delivery by the other parties hereto and thereto, this Agreement constitutes, and when executed and delivered, the Related Agreements to be executed and delivered by each Seller will constitute, valid and binding agreements of such Seller, enforceable in accordance with their respective terms, except as such may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles.
(ii)Target Companies and Target Subsidiaries. Each Target Company and Target Subsidiary is a corporation, limited liability company or limited partnership duly incorporated or organized (and, following the Conversions, each Target Company will be a limited liability company duly organized), validly existing and in good standing under the Laws of the state of its formation. Each Target Company and Target Subsidiary has all requisite power, legal right and authority to own, operate and lease its properties and to carry on its business as and where it currently conducts its business. Each Target Company and Target Subsidiary is duly qualified or licensed to do business as a foreign entity in each jurisdiction wherein the character of the properties owned by it, or the nature of its business, makes such qualification or licensure necessary, except where the failure to effect or maintain such qualification or licensure would not, individually or in the aggregate, have a Material Adverse Effect. The Sellers have made available to Buyer correct and complete copies of the charter documents of each Target Company and Target Subsidiary, including all amendments thereto or restatements thereof through the date of this Agreement and, as of the Closing pursuant to Section 6.2(h), all documentation required to effect the Conversions. Section 3.1(a)(ii) of the Disclosure Schedule sets forth a correct and complete list of the directors, managers and officers, as applicable, of each Target Company and Target Subsidiary. As of the Closing, the Conversions shall be in full force and effect and shall have been effected in compliance with applicable Law.
(b)No Violation. Assuming that the Required Regulatory Approvals are obtained, neither the execution and delivery of this Agreement or the Related Agreements to be executed and delivered by the Sellers nor the consummation of the transactions contemplated hereby and thereby (i) will violate any Law or Order applicable to the Sellers or the Company Group; (ii) will require the Sellers or the Company Group to procure any material authorization, consent or approval by, or to effect any material filing with or material notice to, any Governmental Entity, except for such authorization, consent, approval, filing or notice requirements that become applicable solely as a result of the regulatory status of Buyer or any of its Affiliates; (iii) will violate or conflict with, constitute a default under, result in the automatic termination or give rise to a right of termination or modification of, or accelerate the performance required by, the express terms of (A) the charter documents of any member of the Company Group or (B) any Contract, except, in the case of this clause (B), for such violations, conflicts, defaults, terminations, modifications or accelerations that would not, individually or in the aggregate, have a Material Adverse Effect; or (iv) will result in the creation of any Lien upon any of the Interests or any assets material to the Company Group (excluding, in the case of Liens on the assets of any member of the Company Group, Permitted Liens).
(c)Capitalization.
(i)Target Companies and Target Subsidiaries. Section 3.1(c)(i) of the Disclosure Schedule sets forth a correct and complete list of the Persons that own all of the issued and outstanding equity ownership interests of each of the Target Companies and Target Subsidiaries and the number and class of equity ownership interests held beneficially and of record by each. No equity ownership interests of the Target Companies or the Target Subsidiaries are issued and outstanding except as set forth on Section 3.1(c)(i) of the Disclosure Schedule. Following the Conversions, the issued and outstanding equity ownership interests of the Target Companies will consist solely of the Interests, all of which will be owned beneficially and of record by the Persons and in the amounts set forth on Section 3.1(c)(i) of the Disclosure Schedule. The LI Interests are validly issued, fully paid and nonassessable. When issued pursuant to the Conversions, as applicable, all of the Interests will be validly issued, fully paid and nonassessable.
(ii)Certain Rights. No member of the Company Group (A) has issued securities convertible into or exchangeable for any equity securities of any member of the Company Group; (B) has issued options, warrants or other rights to purchase or subscribe to any equity securities of any member of the Company Group or securities that are convertible into or exchangeable for any equity securities of any member of the Company Group; (C) is party to any Contract relating to the issuance, sale or transfer of any equity securities of any member of the Company Group, any such convertible or exchangeable securities or any such options, warrants or other rights; and (D) has issued any equity appreciation rights, profit participation rights or similar rights with respect to any Interests or any predecessor equity interests. No Interests or any predecessor equity interests have been acquired by any Seller in violation of any preemptive or similar rights. Except as imposed by applicable Law, there are no restrictions upon, or voting trusts, proxies or other Contracts of any kind with respect to, the voting, purchase, redemption, acquisition or transfer of, or the declaration or payment of any distribution on, any Interests or any predecessor equity interests.
(iii)Title to Interests. Each Seller has good and valid title to the Interests owned by it, free and clear of all Liens. Upon payment for the Interests and the consummation of the other transactions contemplated by this Agreement, each Seller will convey to Buyer good, valid and marketable legal and beneficial title to and interest in the Interests owned by such Seller, free and clear of all Liens (other than Liens created or incurred by Buyer).
(iv)No Subsidiaries. Other than the Target Subsidiaries, the Target Companies do not have an equity or other ownership interest (or the right to acquire an equity or other ownership interest) in any other Person. None of the Target Subsidiaries have an equity or other ownership interest (or the right to acquire an equity or other ownership interest) in any other Person.
(d)Financial Statements. Section 3.1(d) of the Disclosure Schedule contains (i) unaudited, internally prepared balance sheets of Lee Container, Lee Container Iowa, LLC and East Texas Lee Container, LP, each as of July 31, 2022 (collectively, the “Recent Balance Sheet”), and an unaudited, internally prepared, consolidated statement of income of the Company Group for the seven months then ended; and (ii) audited, consolidated balance sheets of the Company Group as of January 1, 2022 and January 2, 2021 (the “Audited Balance Sheets”), and audited, consolidated statements of income, consolidated statement of cash flows and consolidated statement of changes in retained earnings of the Company Group for the years then ended (clauses (i) and (ii) collectively, the “Financial Statements”). The Financial Statements described in clause (ii) have been audited by the independent certified public accounting firm of Cedar Hill CPAs and Advisors. Except as set forth in the notes thereto, the Financial Statements were prepared in accordance with GAAP, as in effect on the respective dates of the Financial Statements and applied on a basis consistent with past practice, and fairly present, in all material respects, the financial condition and results of operations of the Company Group as of the dates thereof and for the periods covered thereby. The Company Group does not have any liabilities (whether accrued, absolute, contingent or otherwise) that GAAP (as applied by the Company Group on a consistent basis) would require to be reflected or reserved against on a balance sheet or in a footnote thereto, other than (A) liabilities reflected or reserved against on the Audited Balance Sheet; (B) liabilities incurred pursuant to this Agreement or the transactions contemplated hereby; (C) commercial liabilities incurred since the date of the Audited Balance Sheet in the ordinary course of business consistent with past practice; and (D) liabilities expressly disclosed as such in the Disclosure Schedule to this Agreement.
(e)Tax Matters. Notwithstanding any other provision of this Agreement, (1) the Sellers make no representation or warranty in this Agreement as to any matters relating to Taxes, Tax Returns or compliance with Laws or Orders relating to Tax matters except as expressly set forth in this Section 3.1(e) and Section 3.1(p); and (2) the Sellers make no representation or warranty in this Agreement with respect to the existence, availability, amount or usability of, or limitations (or lack thereof) on, any net operating loss, net operating loss carryforward, capital loss, capital loss carryforward, basis amount or other Tax attribute (whether federal, state, local or non-U.S.) of the Company Group or the ability of the Company Group or Buyer to take any position or adopt any practice with respect to Taxes in a taxable period (or portion thereof) beginning after the Closing Date.
(iii)Returns. All material Tax Returns required to be filed by or on behalf of the Company Group on or prior to the Closing Date have been timely filed and all Taxes shown as due and owing on such Tax Returns have been paid or are being contested in good faith. The Company Group has complied in all material respects with all applicable Laws relating to the withholding and payment of Taxes.
(iv)Audits. There is no audit examination, deficiency or proposed adjustment pending or, to the knowledge of the Sellers, threatened in writing with respect to any Tax Returns filed or Taxes due and owing by the Company Group. There are no outstanding waivers extending the statutory period of limitations for a Tax assessment (other than extensions to file Tax Returns pursuant to an automatic extension) applicable to any Tax

Return of the Company Group with respect to a taxable period for which such statute of limitations is still open.
(v)Affiliated Group. The Company Group has no obligation relating to unpaid Taxes as a result of being a member of an affiliated group of entities that filed a consolidated United States federal Income Tax Return, other than an affiliated group of entities in which a member of the Company Group was the common parent.
(vi)Other. No member of the Company Group has granted any power of attorney that is currently in effect with respect to any Tax matters. No member of the Company Group (A) has applied for any Tax ruling; or (B) is party to any Tax allocation, sharing or similar Contract (other than pursuant to the customary provisions of an agreement entered into in the ordinary course of business the primary purpose of which is not related to Taxes, such as leases, licenses or credit agreements).
(vii)Listed Transactions. No member of the Company Group has been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Treasury Regulation § 1.6011-4(b)(2).
(viii)No 355 Transactions. During the three-year period preceding the date hereof, no member of the Company Group has distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.
(ix)Tax Status.
(A)Sellers. Since their respective dates of formation each of LCC Topco and LCIH Topco has been treated as an “S corporation” for U.S. federal Income Tax purposes within the meaning of Section 1361 and Section 1362 of the Code pursuant to an election made by it pursuant to Section 1362(a)(1) of the Code. Since its date of formation, LI Topco has been treated as a partnership for U.S. federal Income Tax purposes within the meaning of Treasury Regulation § 301.7701-3(b)(1)(i).
(B)Target Companies and Target Subsidiaries. Section 3.1(e)(vii) of the Disclosure Schedule sets forth a correct and complete list of the Tax status of each of the Target Companies and Target Subsidiaries for U.S. federal Income Tax purposes as of the date hereof and as of immediately prior to the Closing. For purposes of the Code and for state Income Tax purposes, in those states where Lee Container has historically filed Income Tax Returns, (1) Lee Container was properly treated as an S corporation within the meaning of Section 1361 and Section 1362 of the Code from August 1, 1989, until October 6, 2022, (2) Lee Container was, and will be, properly treated as a qualified subchapter S subsidiary within the meaning of Section 1361 of the Code from October 6, 2022, until the date of its Conversion and (3) following its Conversion, Lee Container will become a disregarded entity under the Code. For purposes of the Code and for state Income Tax purposes, in those states where Lee Container Iowa Holdings has historically filed Income Tax Returns, (x) Lee Container Iowa Holdings was properly treated as an S corporation within the meaning of Section 1361 and Section 1362 of the Code from January 1, 2008, until October 6, 2022, (y) Lee Container Iowa Holdings was, and will be, properly treated as a qualified subchapter S subsidiary within the meaning of Section 1361 of the Code from October 6, 2022, until the date of its Conversion and (z) following its Conversion, Lee Container Iowa Holdings will become a disregarded entity under the Code.

(a)Accounts Receivable. All accounts receivable and notes receivable of the Company Group reflected on the Recent Balance Sheet, and all accounts receivable and notes receivable of the Company Group that have arisen from the date of the Recent Balance Sheet until the date hereof, (i) arose out of arm’s length transactions made in the ordinary course of business consistent with past practice; (ii) to the knowledge of the Sellers, are the valid and legally binding obligations of the Persons obligated to pay such amounts; and (iii) are not subject to any written dispute (except to the extent any such dispute is reflected in the reserves for doubtful accounts shown on the Recent Balance Sheet in the case of accounts receivables and notes receivable reflected on the Recent Balance Sheet or on the Final Closing Statement in the case of accounts receivable and notes receivable that have arisen from the date of the Recent Balance Sheet until the date hereof).
(b)Inventory. All Inventory reflected on the Recent Balance Sheet (i) is valued in accordance with the Accounting Principles; and (ii) consists of a quality and quantity usable or saleable in the ordinary course of business consistent with past practice, except for slow-moving, damaged or obsolete items determined in a manner consistent with past practice (which have been written down to net realizable value consistent with past practice or for which reserves have been provided consistent with past practice). All Inventory purchased from the date of the Recent Balance Sheet until the date hereof consists of a quality and quantity usable in the ordinary course of business consistent with past practice. All Inventory is located at, or is in transit to or from, the Real Property.
(c)Absence of Certain Changes. Since the date of the Audited Balance Sheet through the Closing Date, there has not been any event, occurrence or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(d)Litigation and Orders. Section 3.1(i) of the Disclosure Schedule sets forth a complete list, as of the date of this Agreement, of third party investigations or Actions pending or, to the knowledge of the Sellers, threatened against any member of the Company Group, any Seller (in respect of the Company Group) or any of their respective directors or officers. There is no material Action or third party investigation pending or, to the knowledge of the Sellers, threatened against any member of the Company Group, any Seller (in respect of the Company Group), or any of their respective directors or officers (in such capacity), other than litigation arising in the ordinary course of business and covered by insurance. There is no outstanding Order against the Company Group or any of their directors or officers (in such capacity), excluding Orders of general application.
(e)Laws and Orders. Since January 1, 2019, the Company Group is and has been in compliance in all material respects with all applicable Laws and Orders. From January 1, 2019, until the date hereof, the Company Group has not received written notice of any material violation of any Laws. From January 1, 2019, until the date hereof, all material reports required to be filed by or on behalf of the Company Group with any Governmental Entity have been filed and, when filed, were correct and complete in all material respects. The Company Group are the authorized and legal holders of all material Permits of and from, and have made all material declarations, registrations and filings with, all Governmental Entities necessary for the lawful conduct of the Company Group’s business as currently conducted.
(f)Environmental Matters. The Sellers make no representation or warranty in this Agreement as to any matters relating to the environment, Hazardous Substances or Environmental Laws, except as expressly set forth in this Section 3.1(k).
(i)Compliance with Laws. From January 1, 2019, until the date hereof, the members of the Company Group are and have been in compliance, in all material respects, with applicable Environmental Laws. Each member of the Company Group holds, and is, and has been since January 1, 2019, in compliance with, all Permits required to be obtained by the Company Group under applicable Environmental Laws to operate the Business. There is no pending or, to the knowledge of the Sellers, threatened Action by any Person to revoke, suspend, cancel or modify any such Permit.

(ii)Hazardous Substances. From January 1, 2019 (or from any time period prior thereto in the case of Releases that remain unresolved), until the date hereof, there have been no Releases of Hazardous Substances at, in, on, or from any facility or Real Property currently or, to the knowledge of Sellers, formerly owned, operated, or leased by any member of the Company Group in a manner or concentration that has given rise, or could reasonably be expected to give rise to any material violation or material liability or obligation pursuant to any applicable Environmental Law. No Hazardous Substances generated by any member of the Company Group have been transported to or recycled, stored or disposed of at any site that has been included in any U.S. federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any Governmental Entity. To the knowledge of the Sellers, there has been no Release of Hazardous Substances on, at, in or from any third-party property where any member of the Company Group has transported or disposed, or arranged for the transportation or disposal, of Hazardous Substances, that has resulted, or could reasonably be expected to result, in a material violation of or material liability or obligation pursuant to any applicable Environmental Law.
(iii)Notices. From January 1, 2019, until the date hereof, no member of the Company Group has received written notice from any Person (A) requesting information from any member of the Group Company under the authority of any Environmental Laws or (B) that any facility currently or formerly owned, operated, or leased by any member of the Company Group is in violation or allegedly in violation of, does not comply with or allegedly does not comply with, or is the basis for liability or alleged liability under, any applicable Environmental Law, except for such violations, instances of noncompliance or liabilities that are not material. There are no pending or, to the knowledge of the Sellers, threatened Actions against or affecting any member of the Company Group, the Business, or the Real Property pursuant to any Environmental Law, and, to the knowledge of the Sellers, there are no facts, circumstances or conditions that could reasonably be expected to form the basis of any such Action or other material liability or obligation under Environmental Law.
(iv)Site Assessments. The Sellers have made available to Buyer copies of any material written environmental, health or safety assessments, analyses or other environmental or health or safety reports, including any Phase I and Phase II environmental site assessments, in each case, commissioned by the Sellers or any member of the Company Group since January 1, 2012, and respecting any of the Real Property, and Section 3.1(k)(iv) of the Disclosure Schedule sets forth a complete list of all such assessments, analyses and reports. The list of assessments and reports disclosed in Section 3.1(k)(iv) of the Disclosure Schedule shall be deemed disclosed only for the purpose of this Section 3.1(k)(iv).
(v)Assumption of Liability. No member of the Company Group has retained or assumed by contract any material liability or obligation pursuant to Environmental Law.
(a)Assets.
(vi)Title. The Company Group has good and valid title to all of the material assets owned by it, including such owned assets reflected on the Recent Balance Sheet (except for assets sold since the date of the Recent Balance Sheet in the ordinary course of business consistent with past practice). Such owned assets are held free and clear of all Liens, other than Permitted Liens.
(vii)Condition. All material tangible personal property owned by the Company Group is in such condition to permit the use of such tangible personal property as used in the Business as conducted by the Company Group as of the Closing (ordinary wear and tear excepted).

(viii)Real Property. The Company Group does not own, and has never owned, any real property. Section 3.1(l)(iii) of the Disclosure Schedule sets forth (A) the street address of each parcel of real property currently leased, subleased, licensed, used or occupied by the Company Group, (collectively, the “Real Property”), (B) the member of the Company Group that is the tenant at such parcel of Real Property, (C) the name of the landlord at such parcel of Real Property and (D) the real property lease Contract by which the applicable tenant leases or occupies such Real Property together with all amendments, modifications and guaranties thereof (collectively, the “Real Property Leases”). No member of the Company Group nor, to the knowledge of the Sellers, any other party is in default under any Real Property Lease; no condition exists which, upon the passage of time or the giving of notice or both, would constitute a default under any Real Property Lease by members of the Company Group or, to the knowledge of the Sellers, any other party; there has not been any fire or other casualty affecting any of the Real Property that has not been repaired or restored in full; no member of the Company Group has assigned, pledged, mortgaged or otherwise granted a Lien (other than Permitted Liens) on its leasehold interest in any of the Real Property; other than the members of the Company Group, there are no other tenants residing on the Real Property, and no Person other than members of the Company Group or, to the extent applicable, the owner of the Real Property has any right or option to acquire, use, occupy or lease any portion of or interest in the Real Property; no member of the Company Group has received any written notice of: (x) violations of building codes and/or zoning ordinances or other governmental or regulatory Laws affecting any of the Real Property; or (y) existing, pending or threatened zoning, building code or other moratorium proceedings, or similar matters which could reasonably be expected to adversely affect the ability to operate any of the Real Property as currently operated; and the Company Group has not received written notice that any public improvements have been commenced or are planned that will result in special assessments against or otherwise materially adversely affect any Real Property. To the extent required by applicable Law, there are currently in full force and effect certificates of occupancy permitting the Real Property to be used and occupied by the members of the Company Group as the same are currently constituted. The Sellers have provided to the Buyer complete and correct copies of all the Real Property Leases; no term or condition of any of the Real Property Leases has been modified, amended or waived except; and there are no other agreements or arrangements whatsoever relating to the Company Group’s use or occupancy of any of the Real Property. The Sellers make no representation or warranty in this Agreement as to any matters relating to real property except as expressly set forth in this Section 3.1(l)(iii).
(ix)Condemnation. Neither the whole nor any portion of any of the Real Property or any of the other material assets of the Company Group is subject to any Order to be sold or is being condemned, expropriated or otherwise taken by any Governmental Entity with or without payment of compensation therefor and, to the knowledge of the Sellers, no such condemnation, expropriation or taking is planned, scheduled or proposed.
(a)Insurance. Section 3.1(m) of the Disclosure Schedule contains a list of all insurance policies of the Company Group in effect as of the date of this Agreement, other than policies that fund any Company Group Benefit Plan (the “Company Group Insurance Policies”), including (i) the name of the insurer, (ii) the policy number, (iii) the type of policy and (iv) the policy term. The Company Group has not received written notice of cancellation or termination of, or increase in premium with respect to, any Company Group Insurance Policy, and all Company Group Insurance Policies are in full force and effect as of the date hereof.
(b)Material Contracts. Section 3.1(n) of the Disclosure Schedule sets forth a list of each of the following types of Contracts to which any member of the Company Group is a party, but not including any Contracts to which the Company Group will enter into at the Closing pursuant to Section 6.2 (each, a “Material Contract”):

(x)any Real Property Lease or any Contract involving acquisition or disposition of any fee or leaseholder interest in real property;
(xi)any Contract involving the current or future lease or use of personal property that provides for rent payable by a member of the Company Group in an annual period in excess of $10,000;
(xii)any Contract with a customer involving the current or future sale of goods by any member of the Company Group;
(xiii)any Contract with a supplier or licensor that provides for current or future expenditures by the Company Group;
(xiv)any Contract evidencing outstanding Indebtedness;
(xv)any employment Contract with any management-level employee of the Company Group that provides for annual base salary in excess of $100,000;
(xvi)any Contract with any sales representative or distributor of the Company Group containing any exclusive right in favor of such sales representative or distributor with respect to any geographic area or material product of the Company Group;
(xvii)any joint venture, partnership or similar Contract;
(xviii)any contract with an earn-out or deferred consideration;
(xix)any contract that (A) contains a change of control provision, (B) contains a take-or-pay provision or (C) grants most favored nation rights; and
(xx)any Contract containing any non-competition covenant that materially restricts the future business activity of the Company Group with respect to the Business as conducted by the Company Group as of the Closing.
The Sellers have made available to Buyer a correct and complete copy of each Material Contract. Assuming the due authorization, execution and delivery thereof by the other party or parties thereto, each Material Contract is in full force and effect and is enforceable against the member of the Company Group party thereto and, to the knowledge of the Sellers, the other party or parties thereto in accordance with its terms, except as such may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles. The Company Group is in compliance and, to the knowledge of the Sellers, each other party thereto is in compliance, in all material respects, with all terms of each Material Contract. To the knowledge of the Sellers, there are no material disputes pending under any Material Contract and no member of the Company Group has received any notice from any other party to a Material Contract of such party’s intent to termination or not renew such Material Contract.
(b)Labor and Employment.
(xxi)Employees.    Section 3.1(o) of the Disclosure Schedule sets forth a correct and complete list of all employees of the Company Group as of the date of this Agreement, including, for each such individual, his or her: (A) title or position (including whether full- or part-time); (B) geographic location; (C) then current annual base compensation or wage rate (as applicable), bonus and target incentive compensation opportunity; (D) fringe benefits (other than those generally available to employees) provided by the Company; (E) status as “exempt” or “non-exempt” under the Fair Labor Standards Act of 1938, as amended and any applicable state law; (F) accrued but unused vacation, sick leave and personal time; (G) leave status and anticipated return date (if applicable); and (H) payments owing or arising at or prior to the Closing from or as a result of the consummation of the transactions contemplated by this Agreement, including any payments for stock appreciation or similar rights, any severance, change-in-control or bonus plan payment, or any similar payment. Section 3.1(o) of the Disclosure Schedule also sets forth a correct and complete list of all independent contractors who provided services to the Company Group in calendar year 2021, including, for each: (1) such contractor’s geographic location; (2) a brief description of the services provided by such contractor to the Company Group; and (3) the total amount of fees paid by the Company Group to such contractor in calendar year 2021.
(xxii)Compliance.    Since January 1, 2019, the Company Group is and has been in compliance in all material respects with applicable labor and employment Laws. All individuals who currently perform services for the Company Group are properly classified as an “employee” or “independent contractor” under all applicable Laws. The Company Group is not party to any collective bargaining or other Contract with any labor union or other representative of a group of employees. There are no unfair labor practice complaints pending against the Company Group before the National Labor Relations Board or similar labor relations authority. There are no work slowdowns, lockouts, stoppages, picketing or strikes pending or, to the knowledge of the Sellers, threatened between the Company Group and its employees. To the knowledge of the Sellers, (A) there is no organization effort pending or threatened by any labor union to organize any employees of the Company Group and (B) no demand for recognition as the exclusive bargaining agent of any employees of any member of the Company Group has been made by any labor union at any time from January 1, 2019, until the date hereof. There are no current, pending or threatened lawsuits, grievances, arbitrations, charges, investigations, hearings, actions, claims, or proceedings (including any administrative investigations, charges, claims, actions, or proceedings) related to labor and employment matters in which the Company Group has been named as defendant or potential defendant. No allegations of discrimination, harassment, retaliation, or similar conduct have been made against any executive, officer, or director of the Company Group. During the 90-day period preceding the date hereof, the Company Group has not taken any action that would constitute a “Mass Layoff” or “Plant Closing” within the meaning of the Worker Adjustment Retraining and Notification Act of 1988, as amended, or under any applicable state Law governing plant closings or mass layoffs. The Company Group is not subject to any Order prohibiting the Company Group from relocating or closing any of its operations. Other than matters relating to Company Group Benefit Plans, which are addressed exclusively in Section 3.1(p), the Sellers make no representation or warranty in this Agreement as to any matters relating to labor and employment except as expressly set forth in this Section 3.1(o).
(a)Employee Benefit Plans. The Sellers make no representation or warranty in this Agreement as to any matters relating to Company Group Benefit Plans or Laws relating to Company Group Benefit Plans, including the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), except as expressly set forth in this Section 3.1(p).
(xxiii)Benefit Plans. Section 3.1(p) of the Disclosure Schedule sets forth a correct and complete list of all Company Group Benefit Plans.
(xxiv)Documentation. With respect to each Company Group Benefit Plan, the Sellers have made available to Buyer a correct and complete copy of the following, as applicable: (A) the current written plan document (or, to the extent there is no written plan document available, a written summer of the material terms); (B) the most recently distributed summary plan description and any summary of material modifications thereto; (C) any trust agreement; (D) the most recently received IRS determination or opinion letter, if the Company Group Benefit Plan is intended to be qualified under Section 401(a) of the Code; (E) the most recently prepared financial statements; (F) for the two most recent years, the Form 5500 and attached schedules, actuarial valuation reports, and non-discrimination testing results; and (G) with respect to the period from January 1, 2019, to the date of this Agreement, all material written correspondence by or with a Governmental Entity relating to any audit, investigation or correction associated with any Company Group Benefit Plan.
(xxv)Multiemployer and Funded Plans. None of the Company Group Benefit Plans is, nor does the Company Group have any liability, contingent or otherwise, including on account of any ERISA Affiliate, in relation to (A) a “multiemployer plan,” as defined in Section 4001(a)(3) of ERISA; (B) a “multiple employer plan,” within the meaning of Section 4063 of ERISA; or (C) a plan subject to Title IV of ERISA, Section 302 of ERISA, or Section 412 of the Code. None of the Company Group Benefit Plans provides health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar state law).
(xxvi)Compliance. From January 1, 2019, until the date hereof, each Company Group Benefit Plan is and has been in compliance, in all material respects, in form and operation with its own terms and applicable Laws, including, but not limited to, ERISA and the Code. From January 1, 2019, until the date hereof, all material notices, reports and information relating to the Company Group Benefit Plans required to be filed with any Governmental Entity have been timely filed. There is no material litigation, arbitration, governmental administrative proceeding, audit or similar proceeding pending (other than routine claims for benefits being reviewed pursuant to the plan’s internal claim and approval process) or, to the knowledge of the Sellers, threatened with respect to any Company Group Benefit Plan or against the assets of any Company Group Benefit Plan. Each Company Group Benefit Plan intended to be qualified under Section 401(a) of the Code has previously received a favorable IRS determination letter as to the tax-qualified status of the form of the plan and trust as of the date of such letter or is evidenced by a prototype or volume submitter plan document for which the opinion letter of the sponsor may be relied upon, and there are no facts or circumstances that could reasonably be expected to cause the loss of such qualification or exemption or the imposition of any material liability, penalty or Tax under ERISA, the Code or any other applicable Law. To the knowledge of the Sellers, neither the Company Group nor any Current Employee of the Company Group has, since January 1, 2019, engaged in a “prohibited transaction,” as defined in Section 406 of ERISA or Section 4975 of the Code, with respect to any Company Group Benefit Plan for which no individual or class exemption exists.
(xxvii)No Increase or Acceleration of Benefits. Except as set forth in Section 3.1(p)(v) of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions described in Article 1 will (either alone or in combination with another event): (A) give rise to any liability, whether absolute or contingent, under any Company Group Benefit Plan; (B) increase any benefits otherwise payable under any Company Group Benefit Plan; (C) accelerate the time of payment or vesting or increase the amount of compensation or benefits due to any current or former officer, director, employee, leased employee, independent contractor, consultant or agent (or their respective beneficiaries) of the Company Group; or (D) result in a requirement to pay any tax gross-up to any current or former officer, director, employee, leased employee, independent contractor, consultant or agent. The Company Group does not have any obligation to indemnify, reimburse or gross up any individual with respect to any Tax that may be imposed on such individual under Section 4999 or 409A of the Code.
(xxviii)Section 280G. No Target Company is party to any agreement, Contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” (within the meaning of Section 280G(b) of the Code) to any “disqualified individual” (within the meaning of Section 280G(c) of the Code) of a Target Company, in each case, determined with respect to a potential

“change” (within the meaning of Section 280G(b)(2)(A)(i) of the Code), if any, based on the transactions contemplated by this Agreement.
(c)Intellectual Property Rights. Section 3.1(q) of the Disclosure Schedule sets forth a complete and correct list of all patents, registered trademarks, registered copyrights and registered Internet domain names, and pending registration applications for any of the foregoing, owned by the Company Group. All registrations and applications relating to such intellectual property have been properly made and filed in all material respects, and all annuity, maintenance, renewal and other fees relating to such registrations or applications are current. The conduct of the Business as conducted by the Company Group as of the Closing does not infringe any valid patents, registered trademarks, registered copyrights or registered Internet domain names of others. To the knowledge of the Sellers, no third party is infringing any valid patents, registered trademarks, registered copyrights or registered Internet domain names owned by the Company Group. The Sellers make no representation or warranty in this Agreement as to any matters relating to intellectual property except as expressly set forth in this Section 3.1(q).
(d)Fees. Except with respect to certain arrangements between the Company Group and Robert W. Baird & Co. Incorporated, which will be settled and paid in full at the Closing as a Seller Transaction Expense, none of the Sellers, the Company Group or any of their respective Affiliates has paid or become obligated to pay any fee or commission to any broker or finder in connection with the transactions contemplated by this Agreement.
(e)Anti-Corruption Laws; Anti-Money Laundering Laws; Sanctions. From January 1, 2019, until the date hereof, no member of the Company Group or any of their respective Affiliates, officers, directors, employees, or, to the knowledge of the Sellers, agents or representatives (i) is a Restricted Party, (ii) has violated any applicable Anti-Corruption Laws or Sanctions, (iii) has violated in any material respect any applicable Anti-Money Laundering Laws or (iv) is or has been the subject of any current, pending, or, to the knowledge of Sellers, threatened Actions relating to Anti-Corruption Laws, Anti-Money Laundering Laws or Sanctions.
(f)Transactions with Affiliates.    There is no ongoing agreement, Contract, arrangement or understanding between any member of the Company Group, on the one hand, and any Seller or any of its Affiliates on the other hand. No director, officer, employee or Affiliate of any member of the Company Group has any direct or indirect ownership interest in any supplier, customer or competitor of any member of the Company Group.
(g)No Other Representations. Except for the representations and warranties in this Section 3.1 (each as qualified or modified by the Disclosure Schedule), neither the Sellers nor any other Person on the Sellers’ behalf has made or is making any other express or implied representation or warranty, either written or oral, to Buyer, including (i) any representations or warranties with respect to any projections, forecasts or information disclosed, discussed or made available in management or due diligence meetings or presentations, offering memoranda, in the Virtual Data Room or any other online or physical data room or in any other formats or contexts; (ii) any representations or warranties regarding the prospects of the Company Group or its assets, liabilities, business or operations or any other matters or circumstances; and (iii) any “10b-5” or similar representation or warranty that information furnished or made available by the Sellers or the Company Group includes or will include all material facts and does not or will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading, and the Sellers hereby expressly disclaim any and all other representations and warranties whatsoever.
(h)No Inducement. Neither the Sellers nor any other Person on the Sellers’ behalf has been induced by or relied upon any representations or warranties other than those expressly made by Buyer in Section 3.2.

3.1Representations and Warranties of Buyer. Buyer makes the following representations and warranties to the Sellers as of the date hereof:
(f)Due Organization and Power. Buyer is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. Buyer has all requisite organizational power, legal right and authority to execute and deliver this Agreement and the Related Agreements to be executed and delivered by Buyer and to carry out the transactions contemplated hereby and thereby.
(g)Authority. The execution and delivery by Buyer of this Agreement and the Related Agreements to be executed and delivered by Buyer and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by Buyer. No other or further organizational act on the part of Buyer is necessary to authorize this Agreement or the Related Agreements to be executed and delivered by Buyer or the consummation by Buyer of the transactions contemplated hereby and thereby. Assuming the due authorization, execution and delivery thereof by the other parties hereto and thereto, this Agreement constitutes, and when executed and delivered, the Related Agreements to be executed and delivered by Buyer will constitute, valid and binding agreements of Buyer, enforceable in accordance with their respective terms, except as such may be limited by bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles.
(h)No Violation. Assuming that the Required Regulatory Approvals are obtained, neither the execution and delivery by Buyer of this Agreement or the Related Agreements to be executed and delivered by Buyer nor the consummation by Buyer of the transactions contemplated hereby and thereby (i) will violate any Law or Order applicable to Buyer; (ii) will require any authorization, consent or approval by, filing with or notice to any Governmental Entity; or (iii) will violate or conflict with, constitute a default under, result in the automatic termination or give rise to a right of termination or modification of, or accelerate the performance required by, the express terms of the charter documents of Buyer or of any Contract to which Buyer is a party, except for such violations, conflicts, defaults, terminations, modifications or accelerations that, individually or in the aggregate, would not be reasonably expected to have the effect of preventing, delaying, making illegal or otherwise interfering with any of the transactions contemplated by this Agreement.
(i)Litigation. There is no litigation, arbitration or similar proceeding pending or, to the knowledge of Buyer, threatened against Buyer or any of its Affiliates, and there is no outstanding Order against Buyer or any of its Affiliates, in each case that, individually or in the aggregate, would be reasonably expected to have the effect of preventing, delaying, making illegal or otherwise interfering with any of the transactions contemplated by this Agreement.
(j)Investment Intent. Buyer is acquiring the Interests for its own account and not with a view toward any resale or distribution of the same or any beneficial interest therein. Buyer acknowledges and agrees that the Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act of 1933, as amended, or an applicable exemption therefrom and without compliance with other securities Laws to the extent applicable. Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Interests and is capable of bearing the economic risks of such investment.
(k)Financial Capacity. Buyer has sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Purchase Price and consummate the transactions contemplated by this Agreement.
(l)Solvency. Buyer is not entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors. Assuming that the representations and warranties of the Sellers contained in this Agreement are true and correct in all material respects, and after giving effect to the transactions contemplated by this Agreement, at and immediately after the Closing, Buyer and each of its Subsidiaries (including, for this purpose, the Company Group) (i) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and the present fair saleable value of its assets will not be less than the amount required to pay its probable liability on its recourse debts as they mature or become due); (ii) will have adequate capital and liquidity with which to engage in its business; and (iii) will not have incurred debts beyond its ability to pay as they mature or become due.
(m)Buyer Acknowledgment; Seller’s Representations. Buyer acknowledges and agrees that it has conducted to its satisfaction an independent investigation of the financial condition, operations, assets, liabilities and properties of the Company Group and the Business. In making its decision to proceed with the transactions contemplated by this Agreement, Buyer has relied on (x) the results of its own independent investigation and (y) the express representations and warranties of the Sellers set forth in Section 3.1 (each as qualified or modified by the Disclosure Schedule). Except for the representations and warranties in Section 3.1 (each as qualified or modified by the Disclosure Schedule), neither the Sellers or any other Person on the Sellers’ behalf has made or is making (and neither Buyer nor any Affiliate thereof is relying upon) any other express or implied representation or warranty, either written or oral, to Buyer, including (i) any representations or warranties with respect to projections, forecasts or information disclosed, discussed or made available in management or due diligence meetings or presentations, offering memoranda, in the Virtual Data Room or any other online or physical data room or in any other formats or contexts; (ii) any representations or warranties regarding the prospects of the Company Group or its assets, liabilities, business or operations or any other matters or circumstances; and (iii) any “10b-5” or similar representation or warranty that information made available or furnished by the Sellers or the Company Group includes or will include all material facts and does not or will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements not misleading. Neither Buyer nor any other Person on Buyer’s behalf has been induced by or relied upon any representations or warranties other than those expressly made by the Sellers in Section 3.1 (each as qualified or modified by the Disclosure Schedule).
(n)Fees. Neither Buyer nor any of its Affiliates has paid or become obligated to pay any fees or commissions to any broker or finder in connection with the transactions contemplated by this Agreement.
(o)Buyer Representations. Except for the representations and warranties in this Section 3.2, neither Buyer nor any other Person on Buyer’s behalf has made or is making any other express or implied representation or warranty, either written or oral, to the Sellers.
4.COVENANTS
4.1Conduct of Business Prior to Closing. From the date hereof until the Closing, except as otherwise provided in this Agreement or consented to in writing by Buyer (which consent shall not be unreasonably withheld or delayed), the Sellers shall, and shall cause the Company Group to (x) conduct the Business in the ordinary course of business, and (y) use commercially reasonable efforts to maintain and preserve intact the current organization, business and franchises of the Company Group and to preserve the rights, franchises, goodwill and relationships of its Current Employees, customers, lenders, suppliers, regulators and others having business relationships with the Company Group. Without limiting the foregoing, from the date hereof until the Closing, except as consented to in writing by Buyer (which consent shall not be unreasonably withheld or delayed) or as expressly contemplated by this Agreement, the Sellers shall, and shall cause the Company Group to, refrain from taking any of the following actions with respect to any member of the Company Group:
(p)any amendment of any charter document, other than the Conversions;

(q)any issuance of additional shares of, or other interests in, any member of the Company Group, or securities convertible into or exchangeable for such shares or interests, or any options, warrants, calls, subscription rights or rights of any kind to acquire any such additional shares, interests or securities, other than, in each case, the Conversions;
(r)any sale, transfer, lease or encumbrance of any asset, other than sales and other dispositions of Inventory in the ordinary course of business consistent with past practice;
(s)any promise or grant of any increase in wages, salaries, compensation, bonuses or incentives or other benefits payable to any employee of any member of the Company Group except for increases in the ordinary course consistent with past practice;
(t)establishing, adopting, entering into, amending or terminating any Company Group Benefit Plan (or any plan, policy, program or agreement that would be a Company Group Benefit Plan if it were in existence as of the date hereof);
(u)any changes to the working capital practices or policies applicable to the Company Group other than in the ordinary course consistent with past practice;
(v)any material Tax election;
(w)entering into, renewing, extending, amending or terminating any Material Contract, other than with respect to the ongoing contractual negotiations set forth on Section 4.1(h) of the Disclosure Schedule; or
(x)entering into any transactions, Contracts, arrangements or understandings with any Affiliate of any Seller that would be binding on any member of the Company Group after the Closing.
4.2Access to Information; Cooperation.
(y)Access to Information. From the date of this Agreement until the Closing Date, upon reasonable prior notice to the Sellers, the Sellers shall, and shall cause the Company Group to, afford the representatives of Buyer reasonable access, during normal business hours and at such times and under such conditions as the Sellers may reasonably specify, to the members of the management team of the Company Group and the properties, books and records of the Company Group. In addition, the Sellers shall furnish to representatives of Buyer such additional financial and operating data and other information regarding the Company Group as Buyer may from time to time reasonably request. After the Closing, upon reasonable prior notice to Buyer, Buyer shall, and shall cause its Affiliates (including Company Group) to, afford the Sellers and their respective counsel, accountants and other representatives, during normal business hours and at such times and under such conditions as Buyer may reasonably specify, reasonable access to the books, records and other information in Buyer’s or the Company Group’s possession or control relating to the assets, liabilities or operations of the Company Group with respect to periods prior to the Closing, and the right to make copies and extracts therefrom at the Sellers’ expense, to the extent such access is reasonably required by the Sellers for any proper business purpose. Without limitation, after the Closing, each Party shall make available, and shall cause its Affiliates (including, in the case of Buyer, the Company Group) to make available, to the other Party, as reasonably requested, and to any Tax authority that is legally permitted to receive the following pursuant to its subpoena power or its equivalent, all books, records and other information relating to Tax liabilities or potential Tax liabilities for all periods prior to or including the Closing Date and shall preserve all such books, records and other information until the expiration of any applicable statute of limitations for assessment or refund of Taxes or extensions thereof. Subject to the previous sentence, each Party agrees, for a period of six years after the Closing Date, not to destroy or otherwise dispose of, and not to permit its Affiliates (including, in the case of Buyer, the Company Group) to destroy or otherwise dispose of, any of the books, records or other information described in this Section 4.2(a) without first offering in writing to surrender such books, records and other information to the other Party, which other Party shall have 10 days after such offer to agree in writing to take possession thereof. For the avoidance of doubt, after the Closing, books, records and other information in the possession or control of the Company Group shall be deemed in Buyer’s possession or control for purposes of this Section 4.2.
(z)Cooperation. After the Closing, each Party shall cooperate, and shall cause its Affiliates (including, in the case of Buyer, the Company Group) to cooperate, as and to the extent reasonably requested by the other Party, in connection with (i) the filing of Tax Returns for all periods prior to or including the Closing Date in accordance with Section 4.7; and (ii) subject to the indemnification provisions in Article 5, any litigation, arbitration or similar proceeding brought by or against any third party in connection with (A) any transaction contemplated by this Agreement or (B) any fact or condition relating to the Company Group’s business, liabilities or assets prior to the Closing. Such cooperation shall include making available to the requesting Party, at such times and under such circumstances so as not to unreasonably disrupt business, the relevant books, records, information and employees of the cooperating Party, allowing the relevant personnel of the cooperating Party to assist the requesting Party in participating in any such matter, executing and delivering documents or instruments and taking all such action as the requesting Party reasonably requests in connection with such matter; provided, however, that the requesting Party shall promptly reimburse the cooperating Party for all reasonable out-of-pocket costs directly relating to such cooperation of any of the cooperating Party’s employees who assist the requesting Party (unless the contesting or defending party is entitled to indemnification therefor under Article 5).
(aa)Adversarial Proceedings Involving Parties. Notwithstanding the provisions of this Section 4.2, although the existence of a Dispute or other adversarial proceeding between or among any of the Parties shall not abrogate or suspend the provisions of this Section 4.2, as to such records or other information directly pertinent to such Dispute or other adversarial proceeding, the Parties may not utilize this Section 4.2, but rather, absent agreement, must utilize the applicable rules of discovery.
4.1Employee Matters.
(ab)Continuation of Employee Compensation and Benefits. Following the Closing, Buyer shall, or shall cause the Company Group to, be responsible for, all benefits, liabilities or other obligations arising under or in connection with, the Company Group Benefit Plans. Buyer shall, or shall cause the Company Group to, honor all vacation, sick pay and other paid time off for Current Employees that is accrued but unused as of the Closing. For a period of not less than 12 months following the Closing Date (the “Restricted Period”), but subject to Buyer’s standard employee onboarding process, Buyer shall, or shall cause the Company Group to, at a minimum, (i) pay the Current Employees in the aggregate base salaries or hourly wage rates that are substantially comparable in the aggregate to the base salaries or hourly wage rates paid to the Current Employees immediately prior to the Closing; (ii) provide the Current Employees with target bonus opportunities that are substantially comparable in the aggregate to the target bonus opportunities provided to such Current Employees immediately prior to the Closing; and (iii) provide welfare and other employee benefits, perquisites and other terms and conditions of employment that are substantially comparable in the aggregate to the welfare and other employee benefits, perquisites and other terms and conditions of employment that the Company Group provided for the benefit of the Current Employees immediately prior to the Closing. Except as otherwise provided in this Agreement, nothing in this Section 4.3 creates any right by any Current Employee to continued employment with Buyer or prohibits Buyer from terminating the employment of any Current Employee for business reasons; provided that, except as otherwise provided in this Agreement, Buyer shall be solely responsible for any liabilities arising from such termination.
(ac)Service Credit. At the Closing, Buyer shall use reasonable best efforts to cause (or shall cause the Company Group to use reasonable best efforts to cause) (i) all Current Employees who are eligible to participate in the Company Group Benefit Plans to continue to be eligible to participate in such plans; and (ii) to the extent not duplicative, and subject to Section 4.3(a), all Current Employees to be immediately eligible to participate in such other employee benefit plans (including employee benefit plans within the meaning of Section 3(3) of ERISA), programs, policies, fringe benefits or arrangements that Buyer or the Company Group provide to similarly situated employees of Buyer or its Affiliates. Buyer shall use reasonable best efforts to, or shall cause the Company Group to use reasonable best efforts to, recognize all service through the Closing that is credited to a Current Employee under a Company Group Benefit Plan for purposes of vesting, entitlement to benefits and the level of benefits under any similar benefit plan (but not benefit accrual under defined benefit plans), program or arrangement provided for the benefit of the Current Employees after the Closing. Buyer shall use reasonable best efforts to cause all pre-existing conditions (or actively-at-work or similar) limitations, eligibility waiting periods, evidence of insurability requirements and other conditions under any group health plans to be waived with respect to Current Employees, Former Employees and their respective eligible dependents. Buyer shall use reasonable best efforts to provide all Current Employees, Former Employees and their respective eligible dependents with credit for any co-payments, deductibles, out-of-pocket maximums and offsets (or similar payments) made with respect to a Company Group Benefit Plan during the plan year in which the Closing occurs for the purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any benefit plan, program or arrangement provided for the benefit of the Current Employees, Former Employees and their respective eligible dependents on and after the Closing with respect to a plan year in which the Closing occurs.
(ad)401(k) Plan. During the Restricted Period, Buyer shall, or shall cause the Company Group to, maintain a qualified defined contribution plan that is a cash or deferred arrangement under Section 401(k) of the Code for the benefit of the Current Employees.
(ae)COBRA. Buyer shall be responsible for offering or providing coverage (or shall cause the Company Group to satisfy any obligation to offer or provide coverage) under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or applicable state insurance continuation law, with respect any “M&A qualified beneficiary” (as defined under the COBRA rules) with respect to the transactions contemplated under this Agreement (including Current Employees and Former Employees whose “qualifying event” occurred or occurs on or prior to the Closing).
(af)Management Equity Incentive Plan. Effective as of the Closing, Buyer shall create or maintain, or cause the Company Group to create or maintain, a management equity incentive plan that provides for the grant of equity incentive awards of Buyer or the Company Group to the Specified Officers (the “MEIP”). At its election, Buyer may discharge this obligation by granting awards under the Greif long term incentive plan to such Specified Officers. Attached hereto as Exhibit 4.3(e) is a summary of the material terms and conditions of the MEIP effective as of the Closing. From and after the Closing, Buyer shall cause, or shall cause the Company Group to cause, the terms and conditions set forth on Exhibit 4.3(e) to be in effect as set forth in more particular detail in the MEIP, except for restatements, amendments, modifications or supplements generally applicable to all participants therein.
(ag)No Third-Party Beneficiaries. Nothing in this Section 4.3, expressed or implied, shall confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Section 4.3. Nothing contained herein, expressed or implied, shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement. The parties acknowledge and agree that the terms set forth in this Section 4.3 do not create any right for any Current Employee or any other person to any continued employment with the Sellers, Buyer or any of their respective Affiliates or compensation or benefits of any nature or kind whatsoever.
4.3Directors, Officers and Employees.
(ah)Indemnification. Buyer agrees that all rights to indemnification, advancement of expenses and exculpation by the Company Group now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing Date, an officer or director of the Company Group (each, an “Indemnified Agent”), as provided in the charter or other governing documents of each member of the Company Group, in each case as in effect on the date of this Agreement, or pursuant to any other agreements in effect on the date hereof, shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms, and Buyer shall guarantee the performance by the Company Group of such obligations.
(ai)Successors and Assigns. If Buyer or any member of the Company Group or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its assets to any Person, then, and in each such case, Buyer shall cause, or shall cause the Company Group to cause, proper provision to be made so that the successors and assigns of Buyer or the Company Group, as applicable, expressly assume the obligations set forth in this Section 4.4.
(aj)Third-Party Beneficiaries. The provisions of this Section 4.4 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Agent and his or her heirs and representatives; and (ii) in addition to, and not in substitution of, any other rights, including rights to indemnification and advancement of expenses, that any Indemnified Agent may be entitled to, or hereafter acquire, under any Law, Contract, charter document, trust agreement or otherwise.
4.2Restrictive Covenants.
(ak)Nondisclosure.
(i)Post-Closing. From and after the Closing, each Seller shall not, and shall cause its Affiliates not to, use or exploit Confidential Information for any purpose, or otherwise disclose any Confidential Information to any Person other than Buyer and its Affiliates.
(ii)Pre-Closing. Buyer acknowledges and agrees that, unless and until the Closing occurs, the Confidentiality Agreement remains in full force and effect and, in addition, covenants and agrees to keep confidential, in accordance with the provisions of the Confidentiality Agreement, information provided to Buyer pursuant to this Agreement. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement and the provisions of this Section 4.5(a)(ii) shall nevertheless continue in full force and effect.
(al)Noncompetition. For the period beginning on the Closing Date and ending on the fifth anniversary of the Closing Date, each Seller shall not, and shall cause its Affiliates not to, directly or indirectly, (i) engage (or prepare to engage) in any business that competes with the Business, including owning, managing, controlling or holding an equity interest in any Competitor; or (ii) advise, assist or consult, whether or not for consideration, any Competitor, including loaning money, investing in equity or rendering any similar form of financial assistance to any Competitor or providing any other services to any Competitor.
(am)Non-Solicitation. For a period beginning on the Closing Date and ending on the fifth anniversary of the Closing Date, each Seller shall not, and shall cause its Affiliates not to, (i) solicit or induce (or attempt to solicit or induce) any Person who is a Current Employee to leave the employ of the Company Group or (ii) offer employment to such Person. Notwithstanding the foregoing, nothing in this Section 4.5(b) shall prohibit any Seller or any Affiliate of any Seller from soliciting, inducing or otherwise offering employment to (i) any Current Employee who responds to a public advertisement of general solicitation placed by such Seller or any of its Affiliates and not specifically targeted at any Current Employee; or (ii) any Current Employee whose employment with the Company Group has terminated at least six months prior to any contact with such Current Employee initiated by such Seller or any of its Affiliates.
(an)Permitted Activities. Notwithstanding anything to the contrary in Section 4.5(b) or Section 4.5(c), nothing in this Agreement shall prohibit or otherwise affect any action or other efforts of any Seller or its Affiliates with respect to any: (i) investment in, or ownership or disposition of, securities of any corporation or other entity that is listed on a national securities exchange or traded in the national over-the-counter market, whether directly or indirectly through brokerage accounts, mutual funds, hedge funds, private equity funds or other investment vehicles so long as such Seller or its Affiliate owns 5% or less of such corporation or entity; (ii) activities relating to any professional (including any trade association), charitable, educational, political, philanthropic, religious, research and similar organizations and initiatives; (iii) exercise of rights, or performance of obligations, under or relating to this Agreement or any other Contract between a Seller or any of its Affiliates, on the one hand, and Buyer or any of its Affiliates (including the Company Group), on the other hand; (iv) compliance with any request by Buyer or any of its Affiliates; (v) compliance with any applicable Law or Order; (vi) any filing of Tax Returns or other administration of Tax matters (subject to Section 4.7(f)); or (vii) the ownership or operation of Kane Manufacturing Co., Inc., an Iowa corporation, in a manner substantially consistent with its ownership and operation as conducted as of the date hereof.
4.4Government Approvals; Third Party Waivers.
(ao)Approvals. Each Party shall, as promptly as possible following the date hereof, use its reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, Orders and approvals from all Governmental Entities that may be or become necessary for its execution and delivery of this Agreement (“Required Regulatory Approvals”) and the performance of its obligations pursuant to this Agreement. Each Party shall cooperate fully with all other Parties and their respective Affiliates in promptly seeking to obtain all Required Regulatory Approvals. The Parties shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any Required Regulatory Approvals. No actions taken by Buyer pursuant to this Section 4.6, required or advisable as a basis for obtaining the Required Regulatory Approvals, shall entitle Buyer to any reduction or offset to the Purchase Price, and any such actions that relate to the assets, businesses or operations of the Company Group shall be conditioned upon the Closing. If required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), each Party hereto agrees to make an appropriate filing pursuant to the HSR Act with respect to the transactions contemplated by this Agreement within ten Business Days after the date hereof and to indicate a request for early termination. Each Party shall use its respective best efforts to supply as promptly as practicable to the appropriate Governmental Entity any additional information and documentary material that may be requested pursuant to the HSR Act. Buyer shall use its reasonable best efforts to contest, resist and resolve any objections or actions of any Governmental Entity that prohibit, prevent or restrict the consummation of the transactions contemplated by this Agreement. Buyer shall, at its sole expense, pay all fees and expenses associated with making the foregoing filings under the HSR Act, including any expert fees, discovery fees or legal fees associated with supplying any additional information and documentary material that may be requested by any Governmental Entity (and, to the extent any such filing fees or expenses are incurred by the Sellers, Buyer shall promptly reimburse the Sellers therefor).
(ap)Cooperation. All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments and proposals made by or on behalf of either Party before any Governmental Entity or the staff or regulators of any Governmental Entity in connection with the transactions contemplated hereunder (but, for the avoidance of doubt, not including any interactions between the Sellers or the Company Group, on the one hand, and any Governmental Entities, on the other hand, in the ordinary course of business, any disclosure that is not permitted by Law or any disclosure containing confidential, competitively sensitive information) shall be disclosed to the other Parties in advance of any filing, submission or attendance, it being the intent that the Parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, non-routine discussions, presentations, memoranda, briefs, filings, arguments and proposals. Each Party shall give advance notice to the other Parties with respect to any meeting, non-routine discussions, appearance or contact with any Governmental Entity or the staff or regulators of any Government Entity, with such notice being provided sufficiently in advance (as circumstances permit) to provide the other Parties with the opportunity to attend and participate in such meeting, discussion, appearance or contact.
(aq)Third Party Waivers. Sellers shall use their commercially reasonable efforts to (i) obtain and deliver at the Closing an estoppel certificate executed by the landlord substantially in the form as set out in Exhibit 6.2(k) in respect of the Real Property Lease for the premises in Nacogdoches, Texas, and (ii) obtain and deliver an amendment to such Real Property Lease for the premises in Nacogdoches, Texas, in accordance with Section 6.2(j)(ii); provided that, notwithstanding any other provision of this Agreement, subject to the Sellers’ compliance with the requirement to use commercially reasonable efforts set forth in the first clause of this Section 4.6(c), the Parties agree that the execution by the landlord and delivery by the Sellers of the items described in the foregoing clause (i) shall not be a required deliverable of the Sellers or otherwise a condition to the Closing hereunder.
4.1Tax Matters. The following provisions shall govern the allocation of responsibility as between Buyer and the Sellers for certain tax matters following the Closing:
(ar)Tax Returns of the Company Group. The Sellers shall prepare and file, or cause to be prepared and filed, the Income Tax Returns of the Company Group for all periods ending on or before the Closing Date with an original due date (including applicable extensions) after the Closing Date (each, a “Seller Prepared Return”). Buyer shall prepare and file, or cause to be prepared and filed, all Tax Returns (other than Income Tax Returns) of the Company Group for Pre-Closing Tax Periods and Straddle Periods with an original due date (including applicable extensions) after the Closing Date (each, a “Buyer Prepared Return”), and each such Buyer Prepared Return shall be reflective of and consistent with the past practices of the Company Group, except as otherwise required by applicable Law or this Agreement. For each Seller Prepared Return and Buyer Prepared Return, (i) the Sellers shall cause the Company Group to use Alday, Wright & Giles, P.C. as the paid preparer for any Seller Prepared Return (to the extent such Tax Return relates solely to the Company Group and was previously prepared by a paid preparer); and (ii) the preparing Party shall submit each such Tax Return (other than immaterial Tax Returns) to Buyer or the Sellers, as the case may be, for review and comment no later than 30 days prior to the due date for such Tax Return, and the preparing Party shall make such revisions as are reasonably requested by the non-preparing Party to the extent consistent with applicable Law and this Agreement.
(as)Tax Proceedings. If an audit, investigation or similar proceeding with respect to any Pass-Through Tax matter of the Company Group shall be commenced, or a claim shall be made by any Tax authority, with respect to Taxes of the Company Group for any Pass-Through Tax Return for any Pre-Closing Tax Period or for which the Sellers would be liable pursuant to Section 5.1 (a “Tax Proceeding”), then, with respect to a Tax Proceeding that is commenced on or after the Closing Date, Buyer shall, or shall cause the Company Group to, promptly notify the Sellers in writing of such audit, investigation or similar proceeding or claim. The Sellers shall have the primary right to contest all Tax Proceedings (at the Sellers’ sole expense) and shall have discretion and authority to pay, settle or compromise any Tax Proceeding (including selection of counsel, the pursuit or waiver of any administrative proceeding or the right to pay the Tax and sue for a refund or contest the Tax Proceeding in any permissible manner); provided, however, that (i) Buyer (or its advisors) may fully participate at Buyer’s sole expense in any Tax Proceeding; and (ii) the Sellers shall not settle any Tax Proceeding in a manner that would materially adversely affect Buyer or the Company Group after the Closing without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed). Buyer shall cause the Company Group to provide duly completed powers of attorney to permit the foregoing. The Sellers shall keep Buyer timely informed with respect to the commencement, status and nature of any Tax Proceeding. Upon the conclusion of any Tax Proceeding in accordance with the foregoing, whether by way of settlement or otherwise, Buyer shall cause the Company Group and appropriate officers of the Company Group to execute any and all agreements, instruments or other documents that are necessary or appropriate to conclude such Tax Proceeding. To the extent this Section 4.7(b) conflicts with Section 5.5, this Section 4.7(b) shall control.
(at)Cooperation on Tax Matters. In addition to the Parties’ obligations under Section 4.2(b), each Party shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns of the Company Group or of the Sellers reflecting the activity of the Company Group through the Closing Date and any audit, investigation, appeal, hearing, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and, upon the other Party’s reasonable request, the provision of records and information that are reasonably relevant to any such audit, investigation, appeal, hearing, litigation or other proceeding and making employees available during normal business hours and on a mutually convenient basis to provide additional information, testimony and explanation of any material provided hereunder. Such cooperation shall also include Buyer causing the Company Group to prepare all such information, schedules and worksheets that, consistent in time and manner with past practice, are necessary for the preparation of Tax Returns to be prepared by the Company Group pursuant to this Section 4.7 or of the Sellers reflecting the activity of the Company Group through the Closing Date.
(au)Post-Closing Actions.
(iii)Buyer shall not, and shall not permit the Company Group or any of their respective Affiliates to, (A) amend any previously filed Tax Returns for a Pre-Closing Tax Period, (B) file Tax Returns for the Company Group with respect to a Pre-Closing Tax Period in a jurisdiction where the Company Group have not historically filed Tax Returns, (C) initiate discussions or examinations with any Tax authority regarding Taxes with respect to any Pre-Closing Tax Period, (D) make any voluntary disclosures with respect to Taxes for a Pre-Closing Tax Period, (E) change any accounting method or adopt any convention that shifts taxable income from a period beginning (or deemed to begin) after the Closing Date to a taxable period (or portion thereof) ending on or before the Closing Date or shifts deductions or losses from a Pre-Closing Tax Period to a period beginning (or deemed to begin) after the Closing Date or (F) otherwise take any action that (in each case) could reasonably be expected to give rise to or increase any Tax for which the Sellers (or any Party that is responsible for the Taxes of the Sellers) would be liable, in each case, without the prior written consent of the Sellers; provided, however, that Buyer shall be permitted to take such actions to the extent they relate to Covered Taxes so long as such actions taken are not unreasonable, with any disputes being resolved in accordance with Section 4.7(h) below (such permitted actions, “Remediation Actions”); provided, further, that the Buyer shall only be permitted to take Remediation Actions with respect to Income Taxes to the extent such Remediation Actions are initiated prior to June 30, 2023.
(iv)If any Remediation Action involves filing any Tax Returns or amended Tax Returns described in Sections 4.7(d)(i)(A) or 4.7(d)(i)(B), the Sellers shall be responsible for preparing such Tax Returns or amended Tax Returns (at the Sellers’ sole expense) and shall submit such Tax Returns or amended Tax Returns to the Buyer for review and comment no later than 20 days following the receipt of a written request from the Buyer. The Sellers shall make such revisions as are reasonably requested by the Buyer to the extent consistent with applicable Law and this Agreement and reimburse the Buyer for any reasonable costs associated with reviewing such Tax Returns or amended Tax Returns.
(v)With respect to any action described in Sections 4.7(d)(i)(C) or 4.7(d)(1)(D) (each a “Voluntary Disclosure”), the Buyer shall keep the Sellers timely informed with respect to the commencement, status and nature of any Voluntary Disclosure and shall submit to the Sellers for review and comment any written materials proposed to be submitted to any Tax authority at least 20 days prior to such submission. In addition, (A) the

Sellers shall be entitled to fully participate at Sellers’ sole expense in any Voluntary Disclosure, (B) the Buyer shall not settle any Voluntary Disclosure in a manner that would materially adversely affect the Sellers without the prior written consent of the Sellers (which consent shall not be unreasonably withheld, conditioned or delayed) and (C) the Buyer shall not make any Voluntary Disclosure unless the amount due in respect of such Voluntary Disclosure exceeds (or it is estimated that it will exceed) $50,000. Any disputes regarding the conduct of any Voluntary Disclosure shall be resolved in accordance with Section 4.7(h) below.
(av)Tax Reporting. For all federal, state and local income Tax purposes, the transactions contemplated by this Agreement shall be reported by the Parties in a manner that is consistent with the treatment described in this Section 4.7(e). The Parties shall file all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with this Section 4.7(e), except as otherwise required by Law or a “determination,” within the meaning of Section 1313(a)(1) of the Code or any similar provision of state, local or non-U.S. Law. The Parties agree to treat the sale of the Interests by the Sellers to Buyer in exchange for the Purchase Price as a taxable sale by the Sellers and purchase by Buyer of all of the assets of each member of the Company Group.
(aw)Allocation of Purchase Price. Buyer and the Sellers shall, for U.S. federal Income Tax purposes, treat and report the sale and purchase of each of the Target Companies as a sale of the assets of each Target Company by the applicable Seller to Buyer. The Purchase Price shall be allocated among the Target Companies in accordance with each Seller’s Pro Rata Share (the “Tier 1 Allocation”). Buyer and the Sellers hereby agree that the Purchase Price, as initially allocated pursuant to the Tier 1 Allocation, plus liabilities assumed and other relevant items shall be further allocated among the assets of the Target Companies for Tax purposes in accordance with their fair market values as shown on the schedule attached hereto as Exhibit 4.7(f) (together with the Tier 1 Allocation, the “Allocation Exhibit”). Buyer, the Company Group and the Sellers shall file all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with the Allocation Exhibit except to the extent required pursuant to a final determination as defined in Section 1313 of the Code. Any adjustments to the Purchase Price pursuant to Section 2.4 shall be allocated in a manner consistent with the Allocation Exhibit.
(ax)Amendments. Buyer shall cause the Company Group to file amended Tax Returns relating to Pass-Through Tax matters of the Company Group applicable to any Pre-Closing Tax Period, or to file an original Tax Return or Tax Return after the original due date (taking into account applicable extensions) with respect to Pass-Through Tax matters, to the extent requested by the Sellers; provided, however, that (i) such Tax Return shall be prepared in a manner designed to avoid the imposition of penalties with respect to any filing position and (ii) the Sellers shall provide a copy of such Tax Return to Buyer for review and comment no later than 30 days prior to the intended filing date, and the Sellers shall consider in good faith and take into account any comments to the extent not inconsistent with this Agreement with any disputes being resolved in accordance with Section 4.7(h).
(ay)Disputes. Buyer and the Sellers shall attempt in good faith to resolve any disputes between Buyer and the Sellers arising pursuant to this Section 4.7 relating to the determination of the amount of any Taxes (a “Tax Dispute”). If Buyer and the Sellers are unable to resolve any Tax Dispute within 30 days, then the amount of any underlying Taxes or the applicable reporting position shall be resolved by the CPA Firm in accordance with the procedures set forth in Section 2.4(c)(ii).
(az)Tax Treatment of Payments. Any payment by one Party to another Party pursuant to this Agreement shall be treated as an adjustment to the Purchase Price, except as otherwise required by applicable Law.

(ba)Tax Treatment of Seller Transaction Expenses. For the purposes of this Agreement, the Parties agree that all Seller Transaction Expenses shall be deemed to have been paid by the Sellers in a Pre-Closing Tax Period to the greatest extent permissible under applicable Law, such that any Tax refunds, credits, deductions, offsets or other Tax benefits associated with the payment thereof shall be for the account of the Sellers for the purposes of any Tax Returns filed pursuant to this Section 4.7 and determining the amount of any Accrued Taxes.
(bb)Transfer Taxes. All sales, use, documentary stamp, transfer, registration and other Taxes, together with all recording expenses and notarial fees, attributable to, imposed upon or arising from the transactions contemplated by this Agreement shall be borne one-half by the Sellers and one-half by Buyer. Buyer shall cause the Company Group to file all Tax Returns with respect to such Taxes. The Sellers shall (or, prior to the Closing, shall cause the Company Group to) timely execute and deliver to Buyer such certificates or forms as may be necessary and appropriate for Buyer to establish an exemption from (or otherwise reduce) such Taxes, to the extent reasonably requested in writing by Buyer.
4.5R&W Insurance Policy. Attached hereto as Exhibit 4.8 is a copy of the binder for the R&W Insurance Policy, which is in full force and effect as of the date of this Agreement. Buyer shall use its commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary or advisable to maintain in effect the R&W Insurance Policy from and after the Closing, and Buyer shall pay all costs associated with the procurement of the R&W Insurance Policy, including the premium, underwriting fees, surplus lines Taxes and fees and any other expenses charged by an insurer or insurance broker to bind or issue the R&W Insurance Policy. The R&W Insurance Policy shall provide that the R&W Insurer may not seek to enforce any subrogation rights it might have against the Sellers from and after the Closing, other than with respect to claims for fraud. Buyer shall not cause or permit any amendment, modification or waiver of any provision or remedy under, or any replacement of, the R&W Insurance Policy if such amendment, modification, waiver or replacement could reasonably be expected to prejudice the Sellers. Buyer shall give the Sellers prompt written notice of the R&W Insurance Policy being terminated, modified, rescinded or revoked for any reason (or if a termination, modification, rescission or revocation has been threatened). For the avoidance of doubt, no failure or delay by Buyer in obtaining or maintaining the R&W Insurance Policy, and no amendment, modification or waiver of any provisions thereof or any termination, modification, rescission, cancellation or replacement thereof, shall alter the fact that the R&W Insurance Policy is and shall be, subject only to the provisions, procedures and exceptions set forth in Article 5, the sole remedy, recourse and source of recovery for Buyer for all Losses resulting or arising from the breach of any representation or warranty of the Sellers (other than Fundamental Representations and other than in the case of Fraud, as set forth in more particular detail in Article 5).
4.6Contact with Customers, Suppliers, Employees and Consultants. From the date hereof until the Closing, Buyer shall not, and shall cause its Affiliates and representatives not to, directly or indirectly contact or communicate with the customers or suppliers of, or others having business dealings with, the Company Group in connection with the transactions contemplated by this Agreement or about the Company Group in any way without the prior written consent of the Sellers, it being understood that, subject to applicable Law, the Sellers shall cause the Company Group to reasonably cooperate with Buyer with respect to potential joint discussions with customers or suppliers in respect of the announcement of the transactions contemplated by this Agreement and the potential implications thereof. The foregoing shall not prohibit ordinary course contacts consistent with past practice between Buyer or any of its Affiliates and any such Persons that are unrelated to the Company Group or this Agreement. From the date hereof until the Closing, Buyer shall not, and shall cause its Affiliates and representatives not to, directly or indirectly (a) contact or communicate with any employees or consultants of the Company Group with respect to the transactions contemplated by this Agreement without the prior written consent of the Sellers (such consent not to be unreasonably withheld, conditioned or delayed) or (b) perform, or cause to be performed, any invasive or subsurface investigation of the Real Property without the prior written consent of the Sellers.

4.7Closing Conditions. From the date hereof until the Closing, each Party shall, and the Sellers shall cause the Company Group to, use commercially reasonable efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in Section 6.4 and Section 6.5.
5.INDEMNIFICATION
5.1Indemnification by the Sellers. Subject to the other provisions of this Article 5, from and after the Closing, the Sellers shall indemnify and hold harmless Buyer and its Affiliates (including the Company Group), and their respective directors, officers, employees and controlling persons (collectively, the “Buyer Indemnified Parties”), from and against all Losses asserted against or incurred by any Buyer Indemnified Party by reason of:
(a)any breach of the representations and warranties of the Sellers set forth in Section 3.1;
(b)any breach of the covenants of the Sellers set forth in this Agreement;
(c)the matters set forth in Section 1.1(e);
(d)the claim by Clarke Mosquito Control Products, Inc. described in Item 1 of Section 3.1(i) of the Disclosure Schedule (the “Clarke Claim”) or any Action arising directly therefrom (for the avoidance of doubt, as used herein “directly therefrom” includes any counterclaims or ancillary claims) and the costs, expenses and other amounts paid to investigate, defend or settle the Clarke Claim or any Action arising directly therefrom or in connection with a final judgment in respect of the Clarke Claim or any Action arising directly therefrom;
(e)any liabilities under Environmental Laws resulting from the Company Group’s failure to obtain any required Permits during all periods prior to the Closing Date, including as described in Section 3.1(k)(i) of the Disclosure Schedule;
(f)any third-party investigations or Actions, including reasonable attorneys’ fees and expenses incurred in defending any such third-party investigations or Actions, against or affecting any member of the Company Group, or any of their Affiliates or their respective directors, officers or employees, resulting from, relating to, or concerning per- and polyfluoroalkyl substance contamination (i) of the products manufactured or sold by the Company Group or (ii) resulting from the Company Group’s operation of the Business, in each case, prior to the Closing, including the claims described in item 2 of Section 3.1(i) of the Disclosure Schedule (but, for the avoidance of doubt, not including the Clarke Claim); and
(g)any Pre-Closing Taxes that are unpaid as of the Closing, including as a result of any failure by the Company Group or any member of the Company Group to pay any Pre-Closing Taxes including any Covered Taxes; provided that the Losses indemnifiable with respect to this Section 5.1(g) shall be limited to items meeting the definition of Taxes and shall not, for the avoidance of doubt, include any legal or professional fees of the Buyer Indemnified Parties relating to any actions taken with respect to the Covered Taxes so long as the Sellers prepare any required Tax Returns or amended Tax Returns at their cost (it being understood that Losses indemnifiable with respect to this Section 5.1(g) shall include the reasonable costs (including legal and professional fees) incurred by the Buyer Indemnified Parties associated with reviewing such Tax Returns or amended Tax Returns and any costs (including legal and professional fees) incurred by the Buyer Indemnified Parties in connection with a matter initiated by a Tax authority without any prior voluntary disclosure by the Buyer Indemnified Parties).
5.2Indemnification by Buyer. Subject to the other provisions of this Article 5, from and after the Closing, Buyer shall indemnify and hold harmless each Seller, the Affiliates of each Seller and their respective directors, officers, employees and controlling persons (collectively, the “Seller

Indemnified Parties”) from and against all Losses asserted against or incurred by any such Seller Indemnified Party by reason of (a) any breach of the representations and warranties of Buyer set forth in Section 3.2; (b) any breach of the covenants of Buyer set forth in this Agreement; or (c) any operation or ownership of the Company Group after the Closing (except, in the case of this clause (c), to the extent such Losses arise from a matter that would constitute a breach of any of the representations and warranties set forth in Section 3.1 or arise from a matter described in Section 5.1(d), Section 5.1(e), Section 5.1(f) or Section 5.1(g)).
5.3Limitations. Subject to the additional limitations set forth in Section 5.6, the Sellers’ indemnification obligations under Section 5.1 shall be subject to the following limitations:
(h)Survival. The Sellers shall not have any liability for Losses under:
(vi)Section 5.1(a) (other than Losses arising from the breach of a Fundamental Representation or claims of, or causes of action arising from, Fraud), following the Closing;
(vii)Section 5.1(a) (with respect to Losses arising from the breach of a Fundamental Representation or claims of, or causes of action arising from, Fraud), Section 5.1(c), Section 5.1(d), Section 5.1(e), Section 5.1(f) or Section 5.1(g), following the third anniversary of the Closing Date;
(viii)Section 5.1(b), with respect to covenants of the Sellers required to be performed prior to the Closing, following the Closing; and
(ix)Section 5.1(b), with respect to all other covenants of the Sellers, following the later of (A) the date that is the first anniversary of the Closing Date and (B) the date that is 60 days following the last date, or expiration of the period, specified for the performance of the covenant the breach of which has resulted or is alleged to have resulted in such Losses under Section 5.1(b);
provided that (x) Buyer shall preserve its right to pursue a claim under Section 5.1 with respect to a particular breach or Loss if, prior to the expiration of the applicable period set forth in this Section 5.3(a), Buyer delivers an Indemnification Notice to the Sellers with respect to such breach or Loss, but only with respect to the content of, and on the basis set forth in, such Indemnification Notice; and (y) notwithstanding any other provision in this Agreement, it is the express intent of the Parties that this Section 5.3(a) shall apply only as between the Parties and shall not operate to preclude or otherwise prevent Buyer and its Affiliates from seeking coverage under the R&W Insurance Policy, the availability and duration of which coverage, solely as between Buyer and its Affiliates, on the one hand, and the R&W Insurer, on the other hand, shall be governed exclusively by the terms and conditions of the R&W Insurance Policy.
(i)Aggregate Amount Limitations. The Sellers shall not have any liability for Losses under Section 5.1 to the extent that the aggregate amount of all Losses for which the Sellers would otherwise be required to provide indemnification exceeds the Final Seller Proceeds (or, prior to the time the Final Seller Proceeds are determined, the Estimated Seller Proceeds).
(j)Losses Reflected on Closing Statement. The Sellers shall not have any liability for Losses under Section 5.1 to the extent such Losses are accounted for on the Final Closing Statement (or, prior to the time the Final Closing Statement is determined, on the Estimated Closing Statement).
(k)No Duplicate Recovery. The amount of Losses for which the Sellers are required to indemnify the Buyer Indemnified Parties under Section 5.1 shall be reduced (i) to take into account the value of any Tax benefits actually realized by the Buyer Indemnified Parties (net of the amount of Taxes payable, or any refund of Taxes available to be applied as a credit against other

Taxes due) with respect to such Losses or the underlying reasons therefor; (ii) by the amount actually received by the Buyer Indemnified Parties pursuant to any indemnification by, or any indemnification or other agreement with, any third party with respect to such Losses or the underlying reasons therefor; and (iii) by the amount of insurance proceeds or other cash receipts or sources of reimbursement actually received by the Buyer Indemnified Parties from third parties, including third-party insurers, with respect to such Losses or the underlying reasons therefor; provided, however, that (A) the Parties agree that no right of subrogation shall accrue or inure to the benefit of any source of any amounts described in this Section 5.3(d) and Buyer shall not, and shall cause the other Buyer Indemnified Parties to not, take any action to provide that a right of subrogation shall accrue or inure to the benefit of any source of any amounts described in this Section 5.3(d); and (B) Buyer shall, and shall cause each other Buyer Indemnified Party to, use their respective commercially reasonable efforts to obtain available recoveries as contemplated by the foregoing clauses (ii) and (iii). For the avoidance of doubt, all references to insurance or insurers in the foregoing clause (iii) relate only to insurance policies that may be available to the Buyer Indemnified Parties separate and apart from the R&W Insurance Policy, as the R&W Insurance Policy is separately addressed by the provisions of Section 5.6(d).
(l)Materiality. References to the terms “material,” “materiality,” “materially” or “material adverse effect” (other than such references in Section 3.1(h) and any references to the term “Material Contract”) shall be disregarded for the purposes of determining the existence of any inaccuracy or breach of any representations or warranties set forth in Section 3.1 and the amount of Losses based upon, arising out of, with respect to or by reason of any such inaccuracy or breach.
(m)Mitigation. Each Indemnified Party shall, and shall cause each of its Affiliates to, use its commercially reasonable efforts to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto. No Indemnifying Party shall be liable for indemnification under this Article 5 with respect to Losses that result from an Indemnified Party’s failure to mitigate its Losses as required by this Section 5.3(f).
5.1Procedures Relating to Indemnification Among the Parties. Following the discovery of any facts or conditions that could reasonably be expected to give rise to a Loss or Losses for which indemnification under this Article 5 may be obtained, the Party seeking indemnification under this Article 5 (the “Indemnified Party”) shall, within 30 days thereafter, provide written notice to the Party from whom indemnification is sought (the “Indemnifying Party”), setting forth the specific facts and circumstances, in reasonable detail, relating to such Loss or Losses, the amount of such Loss or Losses (or a non-binding, reasonable estimate thereof if the actual amount is not capable of reasonable calculation) and the specific section(s) of this Agreement upon which the Indemnified Party is relying in seeking such indemnification (an “Indemnification Notice”). Except as otherwise set forth in Section 5.3(a), an Indemnified Party’s failure to provide an Indemnification Notice within the time period specified above shall not relieve the Indemnifying Party from its indemnification obligations with respect to the subject of the Indemnification Notice, except to the extent the Indemnifying Party is prejudiced as a result of such failure. In the event any Indemnifying Party receives an Indemnification Notice pursuant to this Section 5.4, the Indemnifying Party shall notify the Indemnified Party within 30 days following its receipt of such Indemnification Notice whether the Indemnifying Party disputes its liability to the Indemnified Party under this Article 5. If the Indemnifying Party does not so notify the Indemnified Party, the claim specified by the Indemnified Party in such Indemnification Notice shall be conclusively deemed to be a liability of the Indemnifying Party under this Article 5, and the Indemnifying Party shall pay, or direct the Escrow Agent to disburse, as applicable, the amount of such liability to the Indemnified Party pursuant to Section 5.6 and Section 5.7. If the Indemnifying Party has timely disputed its liability with respect to such claim as provided above, the Indemnifying Party and the Indemnified Party shall resolve such dispute in accordance with Article 7.

5.2Procedures Relating to Indemnification for Third Party Claims.
(n)Notice. In order for an Indemnified Party to be entitled to any indemnification provided for under this Agreement arising out of or involving a claim or demand made by any third party, including any Governmental Entity (a “Third Party Claim”), the Indemnified Party shall provide the Indemnifying Party with an Indemnification Notice relating to the Third Party Claim as soon as possible after the Indemnified Party’s receipt of notice of the Third Party Claim, but in no event later than 30 days thereafter and in no event later than five Business Days after being served with any summons, complaint or similar legal process. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, within ten Business Days after the Indemnified Party’s receipt thereof, copies of all notices and documents, including all court papers, relating to the Third Party Claim. Except as otherwise set forth in Section 5.3(a), an Indemnified Party’s failure to provide an Indemnification Notice within the time period specified above shall not relieve the Indemnifying Party from its indemnification obligations with respect to the subject of the Indemnification Notice, except to the extent the Indemnifying Party is materially prejudiced as a result of such failure.
(o)Defense. If a Third Party Claim is made against an Indemnified Party, then the Indemnifying Party shall be entitled to participate in the defense of the Third Party Claim and, if the Indemnifying Party so chooses, to assume the defense of the Third Party Claim. If the Indemnifying Party so elects to assume the defense of a Third Party Claim, then the Indemnifying Party shall not be liable to the Indemnified Party for any legal fees or expenses subsequently incurred by the Indemnified Party in connection with the Third Party Claim. If the Indemnifying Party assumes such defense, then the Indemnified Party shall have the right, at its sole expense in each instance, to participate in the defense of the Third Party Claim and to employ counsel separate from the counsel employed by the Indemnifying Party. Notwithstanding the foregoing, if the Indemnifying Party and the Indemnified Party are both named parties with respect to the Third Party Claim and, in the reasonable opinion of counsel to the Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them, then the applicable Indemnified Party shall be entitled to participate in any such defense with separate counsel (and additional separate local counsel) at the expense of the Indemnifying Party. The Indemnifying Party shall select counsel, contractors and consultants of recognized standing and competence after consultation with the Indemnified Party and shall take all steps reasonably necessary in the defense or settlement of such Third Party Claim. The Sellers or Buyer, as the case may be, shall and shall cause each of its Affiliates and Representatives to, cooperate fully with the Indemnifying Party in the defense of any Third Party Claim. The Indemnifying Party shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim, without the consent of any Indemnified Party; provided that the Indemnifying Party shall (i) pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness of such settlement, (ii) not encumber any of the assets of any Indemnified Party or its Affiliates or agree to any restriction or condition that would apply to or adversely affect any Indemnified Party or its Affiliates or the conduct of any Indemnified Party’s or its Affiliates’ business, (iii) obtain, as a condition of any settlement or other resolution, a complete release of any Indemnified Party potentially affected by such Third Party Claim and (iv) ensure that such settlement does not include any admission of wrongdoing or misconduct. If the Indemnifying Party fails to perform its obligations hereunder, the Indemnified Party may assume control of the defense of such claim or litigation in such manner as it may deem appropriate, including settling such claim or litigation (after giving prior written notice of the same to the Indemnifying Party) on such terms as the Indemnified Party may reasonably deem appropriate, and the Indemnifying Party will promptly indemnify the Indemnified Party in accordance with the provisions of this Article 5.
5.4Source of Indemnification. From and after the Closing, and subject to the limitations set forth in Section 5.3, any Losses for which a Buyer Indemnified Party is entitled to indemnification under Section 5.1, either as a result of the Parties’ agreement or as finally determined in a non-appealable order of an arbitrator or court of competent jurisdiction, shall be satisfied as follows:

(p)Breaches of Representations. With respect to Losses for which the Buyer Indemnified Parties are entitled to indemnification under Section 5.1(a):
(x)Fundamental Representations. With respect to Losses arising under Section 5.1(a) from the breach of a Fundamental Representation, the Sellers shall jointly and severally indemnify the Buyer Indemnified Parties for such Losses by direct payment, provided that, to the extent the aggregate amount of all Losses for which the Buyer Indemnified Parties are entitled to indemnification under Section 5.1(a) exceeds the applicable deductible or retention amount under the R&W Insurance Policy (the “R&W Retention Amount”), then, with respect to the portion of such Losses that exceed the R&W Retention Amount (“R&W Excess Losses”), (A) Buyer shall first submit a claim under the R&W Insurance Policy and seek recovery of the R&W Excess Losses thereunder, and (B) solely to the extent the R&W Excess Losses exceed the available coverage under the R&W Insurance Policy (the “R&W Coverage Limit”) and such coverage is exhausted, Buyer shall notify the Sellers in writing and provide reasonable supporting documentation that the R&W Excess Losses have exceeded the R&W Coverage Limit and available coverage under the R&W Insurance Policy is exhausted, and the Sellers shall thereafter jointly and severally indemnify the Buyer Indemnified Parties by direct payment for any R&W Excess Losses that exceed the R&W Coverage Limit; provided, further, that the Sellers shall have no further liability under Section 5.1(a) to the extent the aggregate amount of all Losses for which the Buyer Indemnified Parties are entitled to indemnification under Section 5.1 exceeds the Final Seller Proceeds (or, prior to the time the Final Seller Proceeds are determined, the Estimated Seller Proceeds).
(xi)Fraud Claims. With respect to Losses arising under Section 5.1(a) from claims of, or causes of action arising from, Fraud, the Sellers shall jointly and severally indemnify the Buyer Indemnified Parties for such Losses by direct payment, provided that the Sellers shall have no further liability under Section 5.1(a) to the extent the aggregate amount of all Losses for which the Buyer Indemnified Parties are entitled to indemnification under Section 5.1 exceeds the Final Seller Proceeds (or, prior to the time the Final Seller Proceeds are determined, the Estimated Seller Proceeds).
(xii)Non-Fundamental Representations. Except as set forth in Section 5.6(a)(i) and Section 5.6(a)(ii), with respect to all other Losses arising under Section 5.1(a), the Buyer Indemnified Parties’ sole and exclusive remedy shall be recovery under the R&W Insurance Policy and the Sellers shall have no direct liability for such Losses, including for any portion of the R&W Retention Amount, and the R&W Retention Amount shall be solely and exclusively the liability of the Buyer Indemnified Parties.
(q)Breaches of Covenants; Claims Related to Pro Rata Shares. With respect to Losses for which the Buyer Indemnified Parties are entitled to indemnification under Section 5.1(b) or Section 5.1(c), the Sellers shall jointly and severally indemnify the Buyer Indemnified Parties for such Losses by direct payment, provided that the Sellers shall have no liability under Section 5.1(b) or Section 5.1(c) to the extent the aggregate amount of all Losses for which the Buyer Indemnified Parties are entitled to indemnification under Section 5.1 exceeds the Final Seller Proceeds (or, prior to the time the Final Seller Proceeds are determined, the Estimated Seller Proceeds)
(r)Losses for Specific Matters. With respect to Losses for which the Buyer Indemnified Parties are entitled to indemnification pursuant to Section 5.1(d), Section 5.1(e), Section 5.1(f) or Section 5.1(g), the Sellers shall jointly and severally indemnify the Buyer Indemnified Parties for such Losses, and such indemnification obligations shall be satisfied by payment from the Indemnity Escrow Account pursuant to Section 5.7 (which shall be the Buyer Indemnified Parties’ sole source of recovery against the Sellers for any such Losses). Notwithstanding any other provision of this Agreement, the Sellers shall have no liability under Section 5.1(d), Section 5.1(e), Section 5.1(f) or Section 5.1(g) to the extent the aggregate amount of all Losses for which the Buyer Indemnified Parties are entitled to indemnification under such sections exceeds the available balance of the Indemnity Escrow Account or to the extent the balance of the Indemnity Escrow Account has previously been disbursed. Notwithstanding the foregoing, the maximum liability of the Sellers under Section 5.1(g) from the Indemnity Escrow Account shall not exceed the lesser of $1,000,000 or the available undisbursed balance of the Indemnity Escrow Account.
(s)Claims Under R&W Insurance Policy. Notwithstanding any provision of this Agreement to the contrary, whether or not any amount is actually recovered by the Buyer Indemnified Parties under the R&W Insurance Policy, the Buyer Indemnified Parties shall be responsible for all fees and expenses incurred by the Buyer Indemnified Parties in making any claim and pursuing or obtaining any recovery under the R&W Insurance Policy, including attorneys’ and accountants’ fees and expenses, expert witness fees and expenses and mediation, arbitration and court costs.
(t)Release of Indemnity Escrow Amount.
(i)Clarke Release Date. Buyer and Sellers shall, on the date that is the earlier of (x) five Business Days following the resolution of the Clarke Claim, whether by way of settlement or judgment (after the payment of all Losses owed to the Buyer Indemnified Parties in connection with such resolution pursuant to Section 5.1(d)) or (y) the third anniversary of the Closing Date (such date, as determined pursuant to the foregoing clauses (x) and (y), the “Clarke Release Date”), deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to disburse to Sellers (in accordance with each Seller’s Pro Rata Share) from the Indemnity Escrow Account an amount equal to the lesser of (A) $1,500,000 and (B) the balance of the Indemnity Escrow Account as of the Clarke Release Date, less an amount equal to the aggregate of all claims for indemnification of the Buyer Indemnified Parties under Section 5.1(d), Section 5.1(e), Section 5.1(f) and Section 5.1(g) that have been properly asserted prior to the Clarke Release Date and remain pending and unresolved (or in the case of resolved claims, not yet paid from the Indemnity Escrow Account) on the Clarke Release Date; provided, however, if any such properly asserted pending or unresolved claim becomes finally resolved prior to the third anniversary of the Closing Date, then Buyer and Sellers shall deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to disburse to Sellers (in accordance with each Seller’s Pro Rata Share) from the Indemnity Escrow Account an amount calculated as described herein, recalculated as of such date.
(ii)Environmental Permits Release Date. Buyer and Sellers shall, on the date that is the first anniversary of the Closing Date, deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to disburse to the Sellers (in accordance with each Seller’s Pro Rata Share) from the Indemnity Escrow Account an amount equal to the lesser of (X) $500,000 and (Y) the balance of the Indemnity Escrow Account as of such date, less an amount equal to the aggregate of all claims for indemnification of the Buyer Indemnified Parties under Section 5.1(d), Section 5.1(e), Section 5.1(f) and Section 5.1(g) that have been properly asserted prior to such date and remain pending and unresolved (or in the case of resolved claims, not yet paid from the Indemnity Escrow Account) on such date; provided, however, if any such properly asserted pending or unresolved claim becomes finally resolved prior to the third anniversary of the Closing Date, then Buyer and Sellers shall deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to disburse to Sellers (in accordance with each Seller’s Pro Rata Share) from the Indemnity Escrow Account an amount calculated as described herein, recalculated as of such date.
(iii)Final Release Date. Buyer and Sellers shall, on the date that is the third anniversary of the Closing Date, deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to disburse to Sellers (in accordance with each Seller’s Pro Rata Share) from the Indemnity Escrow Account an amount (such amount, the “Unclaimed Balance”) equal to the remaining balance of the Indemnity Escrow Account as of such date, if any, less the aggregate amount of all claims for indemnification of the Buyer Indemnified

Parties under Section 5.1(d), Section 5.1(e), Section 5.1(f) and Section 5.1(g) that have been properly asserted prior to such date and remain pending and unresolved (or in the case of resolved claims, not yet paid from the Indemnity Escrow Account) on such date (the “Outstanding Claims”). Thereafter, as soon as reasonably practicable, and in any event within five Business Days, after the resolution of any Outstanding Claim, Buyer and the Sellers shall deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to disburse to Sellers (in accordance with each Seller’s Pro Rata Share) from the Indemnity Escrow Account an amount equal to the Unclaimed Balance, recalculated as of such date.
5.3Payment Mechanics. At such time as a Loss is agreed to by an Indemnifying Party or is finally determined in a non-appealable order of an arbitrator or court of competent jurisdiction to be payable by an Indemnifying Party pursuant to this Article 5, (a) with respect to amounts payable directly by an Indemnifying Party, such Indemnifying Party shall, within five Business Days of such agreement or final, non-appealable order, pay such amount to the applicable Indemnified Party by wire transfer of immediately available funds, free of costs and charges, to an account designated in writing by such Indemnified Party; and (b) with respect to amounts payable from the Indemnity Escrow Account, the Parties shall, within five Business Days of such agreement or final, non-appealable order, issue a joint written instruction directing the disbursement of such amounts to the applicable Indemnified Party by wire transfer of immediately available funds, free of costs and charges, to an account designated in writing by the Buyer Indemnified Parties.
5.4Exclusive Remedy. Subject to Section 9.10, from and after the Closing the indemnification provisions of this Article 5 shall be the sole and exclusive remedy with respect to any and all claims arising out of or relating to this Agreement, the negotiation and execution of this Agreement, the performance by the Parties of this Agreement or Buyer’s investigation of the Sellers and the Company Group, and no other remedy shall be had pursuant to any statutory, contract, misrepresentation, strict liability or tort theory or otherwise by any Party or its officers, directors, employees, agents, affiliates, attorneys, consultants, insurers, successors and assigns, all such remedies being hereby expressly waived to the fullest extent permitted under applicable Law (including claims under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and claims under the Resource Conservation and Recovery Act of 1976, as amended). In addition to the foregoing, from and after the Closing, the amount of indemnification obligations of the Sellers set forth in this Article 5 shall be the maximum amount of indemnification obligations arising in connection with this Agreement, and Buyer shall not be entitled to any rescission of this Agreement or any further indemnification rights or claims of any nature whatsoever, all of which are hereby expressly waived by Buyer to the fullest extent permitted under applicable Law. The Buyer Indemnified Parties shall be entitled to only a single recovery (without duplication) of its indemnified Losses that arise in connection with the matter giving rise to a breach of representation, warranty or covenant, even if such matter shall involve breaches of multiple representations, warranties and covenants.
6.CLOSING
6.1Closing Date. Unless this Agreement shall have been earlier terminated pursuant to Article 8, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at 10:00 a.m. Eastern time on the date that is two Business Days following the date on which the last of the conditions to Closing set forth in Section 6.4 and Section 6.5 shall have been satisfied or waived (other than conditions that, by their nature, are to be satisfied on the Closing Date), or at such other date and time as the Parties may mutually agree upon in writing. The actual date of the Closing is referred to in this Agreement as the “Closing Date,” and if the Closing occurs, then for legal, financial and accounting purposes, the Closing shall be deemed to have become effective as of 12:01 a.m. local time on the Closing Date regardless of the actual occurrence of the Closing at any particular time on the Closing Date. The Parties intend that the Closing shall be effected, to the extent practicable, by telephone conference call and the electronic delivery (or, if necessary, prior physical exchange) of documents, to be held in escrow by outside counsel of the recipient Party pending authorization by the delivering Party (or its outside counsel) of the release of such documents at the Closing.
6.2Items Being Delivered by the Sellers. At the Closing, the Sellers shall deliver to Buyer the following documents, in each case, duly executed or otherwise in proper form:
(a)Assignment of Interests. Assignments of limited liability company membership interests in favor of Buyer with respect to each of the LCC Interests, the LI Interests and the LCIH Interests, each duly executed by the applicable Seller.
(b)Escrow Agreement. An escrow agreement, in substantially the form attached hereto as Exhibit 6.2(b) (the “Escrow Agreement”), duly executed by the Sellers and the Escrow Agent.
(c)Resignations. The resignations of each director and officer of the Company Group from his or her respective capacity or capacities with the applicable members of the Company Group effective as of the Closing, duly executed by each such resigning individual.
(d)Release Agreement. A mutual general release agreement, substantially in the form attached hereto as Exhibit 6.2(d), duly executed by the Company Group, the Sellers, the Persons who are direct equity holders in any of the Sellers and each of the Specified Individuals.
(e)Restrictive Covenant Agreements. A nondisclosure, noncompetition and non-solicitation agreement for all Persons who are (i) direct equity holders in any of the Sellers, and (ii) the Specified Individuals, substantially in the form attached hereto as Exhibit 6.2(e) (the “Restrictive Covenant Agreements”), duly executed by such equity holder.
(f)Payoff Letters and Expense Invoices. The Payoff Letters and Expense Invoices as described in Section 2.2(b).
(g)Form W-9. A properly completed Form W-9 for each Seller, duly executed by such Seller.
(h)Evidence of Conversion. Articles of conversion or a similar instrument evidencing the Conversions of both Lee Container and Lee Container Iowa Holdings, duly executed by each and filed with the applicable Governmental Entity.
(i)Officer’s Certificate. A certificate, dated as of the Closing Date and executed by a duly authorized officer of each Seller, certifying on behalf of such Seller that the each of the conditions set forth in Section 6.5(a) and Section 6.5(b) have been satisfied.
(j)Lease Extensions.
(xiii)Georgia and Iowa. With respect to the Real Property Leases for the two premises in Homerville, Georgia, and the premises in Centerville, Iowa, executed amendments in form and substance approved by Buyer, such approval not to be unreasonably withheld, delayed or conditioned, which amendments shall (x) extend the scheduled expiration date of such Real Property Lease by five years, with the option for two additional five-year renewal terms thereafter, at a market rate rent and (y) incorporate such other non-economic changes to such Real Property Leases as the Buyer reasonably requests, which changes shall be intended to ensure that the operation of the business at such site by the relevant member of the Company Group as such business is currently conducted could not be deemed to violate the Real Property Lease, including the environmental covenants.

(xiv)Texas. With respect to the Real Property Lease for the premises in Nacogdoches, Texas, an executed amendment in form and substance approved by Buyer, such approval not to be unreasonably withheld, delayed or conditioned, which amendment shall (x) extend the scheduled expiration date of each such Real Property Lease by two years, with the option for at least one two-year renewal term thereafter and (y) incorporate such other non-economic changes to such Real Property Lease as the Buyer reasonably requests, which changes shall be intended to ensure that the operation of the business at such site by the relevant member of the Company Group as such business is currently conducted could not be deemed to violate the Real Property Lease, including the environmental covenants.
(k)Landlord Estoppels and Related Agreements. (i) With respect to the Real Property Leases for the two premises in Homerville, Georgia, and the premises in Centerville, Iowa, executed estoppel certificates from the landlords of such Real Property Leases in the form attached hereto as Exhibit 6.2(k) and (ii) with respect to the Real Property Lease for the premise in Nacogdoches, Texas an executed estoppel certificate from the landlord of such Real Property Lease; provided that the Sellers’ obligations with respect to the deliverable described in the preceding clause (ii) of this Section 6.2(k) shall be deemed satisfied if the Sellers perform their obligations pursuant to Section 4.6(c).
(l)Stock Appreciation Rights Termination Agreements. A termination agreement, containing a waiver and general release of claims against the Company Group and Buyer, for each participant in the Lee Container Stock Appreciation Rights Plan, executed by such participant and Lee Container, pursuant to which such participant agrees to terminate his Stock Appreciation Rights Plan Participation Agreement in exchange for receiving a cash payment (each, a “SAR Termination Payment”), as set forth in more particular detail in such termination agreement.
6.3Items Being Delivered by Buyer. At the Closing, Buyer shall make the payments set forth in Section 2.3 and shall deliver to the Sellers the following documents, in each case, duly executed or otherwise in proper form:
(m)Escrow Agreement. The Escrow Agreement, duly executed by Buyer.
(n)Restrictive Covenant Agreements. Each Restrictive Covenant Agreement, duly executed by Buyer.
(o)R&W Insurance Policy. A binder for the R&W Insurance Policy, duly executed by the R&W Insurer, which remains in full force and effect and valid and binding as of the Closing.
(p)Officer’s Certificate. A certificate, dated as of the Closing Date and executed by a duly authorized officer of Buyer, certifying on behalf of Buyer that each of the conditions set forth in Section 6.4(a) and Section 6.4(b) have been satisfied.
6.1Conditions to Obligations of the Sellers. The obligations of the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, or the Sellers’ waiver, at or prior to the Closing, of each of the conditions set forth in this Section 6.4.
(q)Representations and Warranties. The representations and warranties of Buyer contained in Section 3.2 shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), except where the failure of such representations to be true and correct would not have a material adverse effect on Buyer’s ability to consummate the transactions contemplated by this Agreement.

(r)Covenants. Buyer shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date.
(s)HSR Act Filings. The filings of Buyer required under the HSR Act, if any, shall have been made and the applicable waiting period and any extensions thereof shall have expired or been terminated.
(t)No Legal Prohibition. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law or Order that is in effect and has the effect of making the transactions contemplated by this Agreement illegal, or otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following the completion thereof.
(u)Closing Deliverables. At or prior to the Closing, Buyer shall have made the payments set forth in Section 2.3 and shall have delivered to the Sellers the documents set forth in Section 6.3, in each case, duly executed or otherwise in proper form.
6.4Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, or Buyer’s waiver, at or prior to the Closing, of each of the conditions set forth in this Section 6.5.
(v)Representations and Warranties. The representations and warranties of the Sellers contained in Section 3.1 (other than the Fundamental Representations) shall be true and correct in all respects (reading out for the purposes of this Section 6.5(a) any “materiality” or “Material Adverse Effect” qualification contained in such representation) as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), except where the failure of such representations to be true and correct would not have a Material Adverse Effect. The Fundamental Representations shall be true and correct in all respects as of the Closing Date (except for de minimis or immaterial inaccuracies or breaches) with the same effect as though made at and as of such date, other than the Fundamental Representations set forth in Section 3.1(c), which shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date.
(w)Covenants. The Sellers shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by them prior to or on the Closing Date.
(x)HSR Act Filings. The filings of the Sellers required under the HSR Act, if any, shall have been made and the applicable waiting period and any extensions thereof shall have expired or been terminated.
(y)No Legal Prohibition. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law or Order that is in effect and has the effect of making the transactions contemplated by this Agreement or any Related Agreement illegal, or otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following the completion thereof.
(z)Closing Deliverables. At or prior to the Closing, the Sellers shall have delivered to Buyer the documents set forth in Section 6.2, in each case, duly executed or otherwise in proper form.
(aa)Other Interest Purchases. All three Interest purchases referred to in Section 1.1 shall be being simultaneously consummated.

7.RESOLUTION OF DISPUTES
1.1Negotiation.
If, following the Closing, there is any dispute or disagreement between the Parties as to the breach, enforcement, interpretation or validity of any provision of, the performance of obligations under or any other disputes, claims, controversies or Losses arising out of or related to this Agreement, including any dispute or disagreement between the Parties as to the scope or applicability of the dispute resolution procedures set forth in this Article 7 (a “Dispute”), then the Dispute (other than any Statement Dispute, which shall be resolved in accordance with the provisions of Section 2.4(c), or any Tax Dispute, which shall be resolved in accordance with the provisions of Section 4.7(h), respectively), upon the written request of Buyer or the Sellers, shall be referred to a representative of the Sellers and a representative of Buyer, each of whom has sufficient organizational authority to resolve the dispute (together, the “Dispute Representatives”) on behalf of his or her respective Party. The Dispute Representatives shall promptly meet (in person, by telephone, by videoconference or any other mutually convenient medium agreed upon by the Dispute Representatives) in a good-faith effort to resolve the Dispute. All negotiations pursuant to this Section 7.1 shall be considered confidential settlement discussions, and no Party may offer into evidence, mention or otherwise use statements made in connection with such negotiations in any subsequent alternative dispute resolution proceeding or litigation. The Parties agree that no mediator or arbitrator shall have the authority to consider any such statements.
1.2Arbitration
. If, following the 30th day after Buyer or the Sellers delivered the written request for referral described in Section 7.1, Buyer or the Sellers believe that the Dispute cannot be adequately resolved by the Dispute Representatives through negotiation, then, notwithstanding Section 9.4, either Buyer or the Sellers may submit the Dispute to arbitration by filing a request for arbitration with the American Arbitration Association or its successor (the “AAA”), which request shall set forth the subject of the Dispute and the relief desired, and delivering a copy of such request for arbitration to either the Sellers or Buyer, as the case may be. If either Buyer or the Sellers so requests arbitration, the Dispute shall be resolved solely and exclusively through binding arbitration conducted in accordance with this Article 7. The arbitration shall be conducted in accordance with the Commercial Arbitration Rules of the AAA in effect as of the date of this Agreement or such other alternative dispute resolution rules and procedures upon which Buyer and the Sellers mutually agree in writing (the “Arbitration Rules”). All arbitration proceedings shall be conducted at a neutral venue in Atlanta, Georgia, or such other location as Buyer and the Sellers may mutually agree in writing and shall commence no later than 30 days following the date on which the Arbitrator is selected pursuant to Section 7.3. Service of any notices, documents or other matters related to the arbitration proceedings shall be given in the manner described in Section 9.8. The Arbitrator shall render, and notify Buyer and the Sellers of, its decision regarding the Dispute, including a detailed written statement of the legal and factual reasons therefor, no later than 60 days following the date on which the arbitration proceedings commence under this Section 7.2; provided that the Arbitrator shall have a further 30 days to reconsider his or her decision if either Buyer or Seller requests reconsideration in writing within 10 days following the date on which the Arbitrator renders its initial decision. Thereafter, the decision of the Arbitrator shall be final, binding and non-appealable with respect to Buyer and the Sellers (including with regard to any Party that failed or refused to participate in arbitration hereunder).
1.3Arbitrator; Selection
. The arbitration shall be conducted by a single, neutral arbitrator chosen by Buyer and the Sellers from a list of at least five neutral arbitrators nominated by the AAA (including any replacement or successor arbitrators appointed under this Section 7.3, the “Arbitrator”). Each such potential Arbitrator nominated by the AAA (a) must be an attorney with significant prior experience negotiating corporate merger and acquisition transactions and drafting agreements related thereto, (b)

must not be a then-current director or employee of Buyer, any Seller or any of their respective Affiliates (including the Company Group) and (c) must not otherwise have any interest that would be affected in any material respect by the outcome of the Dispute. If Buyer and the Sellers are unable to agree on the Arbitrator within 10 Business Days following the date on which the AAA delivers its list of nominees to Buyer and the Sellers, then the AAA shall select the Arbitrator from the list of nominees delivered to Buyer and the Sellers. Once selected, the Arbitrator may not be removed or replaced except pursuant to the Arbitration Rules or as Buyer and the Sellers may otherwise agree in writing.
1.4Authority; Entry of Judgment
. The Arbitrator shall have the authority to grant any provisional, preliminary, interim or final relief that he or she deems necessary or appropriate, whether under legal or equitable principles, and including conservatory measures or an award of attorneys’ fees. Either Buyer or the Sellers shall be entitled to seek entry of judgment upon any decision or award rendered by the Arbitrator in the courts described in Section 9.4, and both Buyer and the Sellers agree to take or cause to be taken all actions necessary or appropriate to implement any decision or award rendered by the Arbitrator.
7.1Confidentiality
. All proceedings undertaken pursuant to this Article 7, and all evidence given or discovered in connection therewith, shall be maintained in confidence by the Parties.
7.2Continued Performance; Cooperation
. The fact that the dispute resolution procedures specified in this Article 7 have been or may be invoked shall not excuse any Party from performing its obligations under this Agreement or any other documents to be delivered hereunder, and during the pendency of any such procedures, the Parties shall continue to perform their respective obligations under this Agreement and the other documents to be delivered hereunder in good faith. During the pendency of any procedures invoked under this Article 7, the Parties shall diligently and expediently cooperate in good faith with each other and with the AAA to put the terms of this Article 7 into practice, including with respect to selecting the Arbitrator, scheduling and participating in arbitration sessions and responding to requests from the other Parties, the AAA and the Arbitrator. Notwithstanding any other provision in this Agreement, nothing shall prohibit the Parties from seeking provisional remedies (including equitable remedies) to preserve the status quo pending resolution of a Dispute or in aid of arbitration or other proceedings under this Article 7 from the courts set forth in Section 9.4.
7.3Enforcement. This Article 7 shall be construed and enforced in accordance with the Federal Arbitration Act, notwithstanding any other choice of law provision contained in this Agreement.
8.TERMINATION
8.1Termination. This Agreement may be terminated at any time prior to the Closing:
(a)by the mutual written consent of Buyer and the Sellers;
(b)by Buyer by written notice to the Sellers if any of the conditions set forth in Section 6.5 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled on or before the date that is 60 days following the date of this Agreement (the “Outside Date”); provided that, if the only condition that is not fulfilled on the Outside Date (other than conditions that, by their nature, are to be satisfied on the Closing Date) is the condition set forth in Section 6.5(c), Buyer may, by written notice to the Sellers, exercise a one-time option to extend the Outside Date an additional 180 days (unless the Sellers have already exercised such option pursuant to Section 8.1(c)); provided, further, that Buyer may not exercise any of its rights under this Section 8.1(b) if the failure of any condition set forth in Section 6.5 shall be due to the failure of Buyer to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by Buyer prior to the Closing or if Buyer is otherwise in material breach of this Agreement; provided, further, that, notwithstanding any extension pursuant to this Section 8.1(b), the Buyer’s obligation to consummate the transactions contemplated by this Agreement shall remain subject to the satisfaction of all conditions precedent set forth in Section 6.5; or
(c)by the Sellers by written notice to Buyer if any of the conditions set forth in Section 6.4 shall not have been, or if it becomes apparent that any of such conditions will not be, fulfilled on or before the Outside Date; provided that, if the only condition that is not fulfilled on the Outside Date (other than conditions that, by their nature, are to be satisfied on the Closing Date) is the condition set forth in Section 6.4(c), the Sellers may, by written notice to Buyer, exercise a one-time option to extend the Outside Date an additional 180 days (unless Buyer has already exercised such option pursuant to Section 8.1(b)); provided, further, that the Sellers may not exercise any of their rights under this Section 8.1(c) if the failure of any condition set forth in Section 6.4 shall be due to the failure of the Sellers to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by the Sellers prior to the Closing or if the Sellers are otherwise in material breach of this Agreement; provided, further, that, notwithstanding any extension pursuant to this Section 8.1(c), the Sellers’ obligation to consummate the transactions contemplated by this Agreement shall remain subject to the satisfaction of all conditions precedent set forth in Section 6.4.
8.2Effect of Termination. In the event of the termination of this Agreement in accordance with Section 8.1, this Agreement shall forthwith become void and there shall be no liability on the part of any Party except (a) as set forth in this Article 8 and in Section 4.5(a)(ii) and Article 9, each of which shall survive the termination of this Agreement; and (b) nothing herein shall relieve any Party from liability for any willful breach of any provision hereof.
9.MISCELLANEOUS
9.1Publicity. From and after the date of this Agreement, except to the extent required by applicable Law, the Parties shall not, directly or indirectly, issue any press release or public announcement of any kind concerning the transactions contemplated by this Agreement without the prior written consent of Buyer and the Sellers in each instance, and, in the event any such public announcement, press release or disclosure is required by applicable Law, the Parties shall consult prior to the making thereof to the extent reasonably practicable. The Parties shall consult with each other concerning the means by which any employee, customer or supplier of any Party (including any of their respective Subsidiaries) or any other Person having any business relationship with any Party (or any of their respective Subsidiaries) will be informed of the transactions contemplated by this Agreement, as well as the content of any such communication. The Parties agree to keep the terms of this Agreement confidential, except (a) the Parties may disclose the terms of this Agreement to the extent required by applicable Law or for financial reporting purposes; and (b) the Parties may disclose the terms of this Agreement to their respective accountants and other representatives as necessary in connection with the ordinary conduct of their respective businesses (so long as such Persons keep the terms of this Agreement confidential as contemplated above).
9.2Entire Agreement. This Agreement (including the Exhibits and Disclosure Schedule hereto) and the Related Agreements supersede all prior agreements, and constitutes (together with the other documents and instruments being executed and delivered pursuant hereto) a complete and exclusive statement of the terms of the agreement between the Parties with respect to its subject matter. There have been and are no representations, warranties or covenants relating to the subject matter of this Agreement between the Parties other than those set forth in this Agreement.
9.3Assignment. No Party shall assign, transfer or encumber this Agreement or its rights or obligations hereunder, whether in whole or in part, without the prior written consent of both Buyer and the Sellers, and any attempted assignment, transfer or encumbrance without such consent shall be void and without effect; provided, however, that, without such consent, Buyer may assign or transfer, in whole or in part from time to time, its rights and obligations under this Agreement to one or more of its Affiliates; but provided, further, that no such assignment or transfer will relieve Buyer of its obligations hereunder. Subject to the previous sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective permitted successors and permitted assigns.
9.4Governing Law; Consent to Jurisdiction. This Agreement (and any claims or Disputes arising out of or related to the transactions contemplated hereby) shall be governed by, and construed and interpreted in accordance with, the Laws of the State of Delaware, excluding any choice of law rules that may direct the application of the Laws of another jurisdiction. Subject to the provisions of Article 7, each Party stipulates that any Dispute shall be commenced and prosecuted in its entirety exclusively in, and consents to the exclusive jurisdiction and proper venue of, the United States District Court for the Northern District of Georgia located in Atlanta, Georgia, and any appellate court hearing appeals therefrom. Each Party consents to personal and subject matter jurisdiction and venue in such court and waives and relinquishes all right to object to the suitability or convenience of such venue or forum by reason of their present or future domiciles or by any other reason. The Parties acknowledge that all directions issued by the forum court, including all injunctions and other decrees, will be binding and enforceable in all jurisdictions.
9.5Waiver of Trial by Jury. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY DISPUTE ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
9.6Amendment. No amendments or supplements to this Agreement shall be valid and binding unless set forth in a written agreement executed and delivered by Buyer and the Sellers. No consent from any Indemnified Party (other than the Parties) shall be required in order to amend this Agreement.
9.7Waiver. No waiver by a Party of any of the provisions of this Agreement shall be effective unless set forth in a written instrument executed and delivered by the Party so waiving. Except as provided in the preceding sentence, no action taken pursuant to this Agreement shall be deemed to constitute a waiver by the Party taking such action of compliance with any representations, warranties or covenants set forth in this Agreement and in any documents delivered or to be delivered pursuant hereto. The waiver by a Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.
9.8Notice. All notices, requests, demands and other communications under this Agreement shall be given in writing and shall be personally delivered, sent by electronic transmission (with confirmation of receipt, email being sufficient) or sent by a nationally recognized private overnight courier service (with electronic delivery tracking information available) as follows:

If to Buyer, to: Greif Packaging LLC 425 Winter Road Delaware, Ohio 43015 Attention: General Counsel Email: Gary.Martz@Greif.com
With a copy to: Allen & Overy LLP 1221 Avenue of the Americas 20th Floor New York, New York 10020 Attention: Stephen Besen Email: Stephen.Besen@allenovery.com
If to any Seller, to: c/o Jeff Brown 130 Virginia Avenue Homerville, Georgia 31634 Email: thefamilybrown861@gmail.com
With a copy to: Foley & Lardner LLP 100 North Tampa Street, Suite 2700 Tampa, Florida 33602 Attention: Steven W. Vazquez Email: svazquez@foley.com or to such other Person or address as a Party shall have specified by notice in writing to the other Party. If personally delivered or sent by overnight courier, then such communication shall be deemed delivered on the date of actual receipt. If sent by electronic transmission to an email address provided herein, then such communication shall be deemed delivered the date of the transmission or, if the transmission is not made before 6:00 p.m. at the place of receipt on a Business Day, the first Business Day after transmission; provided, however, that after the Closing Date, notices to Buyer sent by electronic transmission to the email address set forth above shall not be deemed delivered unless accompanied by a duplicate notice that is personally delivered or deposited with an overnight courier or registered mail carrier within two Business Days. Each Seller hereby consents and agrees that where any provision of this Agreement calls for notice or consent from the Sellers or from any Seller Indemnified Party, Buyer shall be entitled to rely on a single notice or consent delivered by Jeff Brown (and/or Foley & Lardner LLP on his behalf) as representing the complete notice or consent from all Sellers and/or Seller Indemnified Parties.
9.9Expenses. Except to the extent otherwise set forth in this Agreement, each Party shall bear its own expenses and the expenses of its counsel and other agents and representatives in connection with the transactions contemplated by this Agreement; provided, however, that the Seller Transaction Expenses shall be paid in the manner set forth in Section 2.3(b).
9.10Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and the Parties shall be entitled to specific performance of the terms hereof in addition to any other remedy to which they are entitled at law or in equity.

9.11Disclosure Schedule. Any fact or item disclosed in any Section of the Disclosure Schedule shall be deemed disclosed in each other Section of the Disclosure Schedule to which such fact or item may apply so long as (a) such other Section is referenced by applicable cross-reference; or (b) it is reasonably apparent from such disclosure on its face that such disclosure is applicable to such other Section. The Disclosure Schedule and Exhibits to this Agreement are qualified in their entirety by reference to specific provisions of this Agreement, and are not intended to constitute, and shall not be construed as, a representation or warranty or covenant of the Sellers. The specification of any dollar amounts or the inclusion of any facts or items in the Disclosure Schedule shall not be deemed to be an acknowledgement, representation or warranty that such dollar amounts, facts or items are material, to establish any standard of materiality or to establish matters that are within or outside of the ordinary course of business. At their option, the Sellers may include in the Disclosure Schedule facts or items that are not required to be set forth therein for informational purposes or to avoid any misunderstanding, and Buyer acknowledges that such additional facts or items may not include other matters of a similar nature or impose any requirement to disclose any information beyond what is specifically required by this Agreement. The information contained in the Disclosure Schedule is disclosed solely for purposes of this Agreement, and no information contained in the Disclosure Schedule will be deemed to be an admission by any party of any matter whatsoever (including any violation of any Law or breach of Contract). References in the Disclosure Schedule to any Contract, Benefit Plan, Order, instrument, document or legal proceeding are qualified in their entirety by reference to more detailed information in documents attached thereto or previously made available to Buyer or any of its representatives.
9.12Conflicts; Certain Communications.
(a)Conflicts and Privilege. Buyer, on behalf of itself and its Affiliates (which, for this purpose, shall be deemed to include the Company Group), agrees that, notwithstanding any current or prior representation of the Company Group by Foley & Lardner LLP, Foley & Lardner LLP shall be allowed to represent the Sellers and each of their respective Affiliates in any matters and disputes adverse to Buyer, the Company Group or their respective Affiliates that either are existing on the Closing Date or arise in the future and relate to this Agreement or the transactions contemplated hereby. Buyer, on behalf of itself and its Affiliates (which, for this purpose, shall be deemed to include the Company Group), hereby (i) waives any claim that Buyer, the Company Group or any of their respective Affiliates have or may have that Foley & Lardner LLP has a conflict of interest or is otherwise prohibited from engaging in such representation and (ii) agrees that, if a Dispute arises after the Closing between Buyer, the Company Group or any of their respective Affiliates, on the one hand, and the Sellers or any of their respective Affiliates, on the other hand, then Foley & Lardner LLP may represent the Sellers and/or such Affiliate in such Dispute even though the interests of the Sellers and/or such Affiliate may be directly adverse to Buyer, the Company Group or their respective Affiliates and even though Foley & Lardner LLP may have represented the Company Group in a matter substantially related to such Dispute or may be handling ongoing matters for Buyer, the Company Group or their respective Affiliates. Buyer, on behalf of itself and its Affiliates (which, for this purpose, shall be deemed to include the Company Group), agrees that, as to all communications between or among Foley & Lardner LLP and the Sellers, the Company Group or any of their respective Affiliates that relate in any way to the transactions contemplated by this Agreement, the attorney-client privilege and the expectation of client confidence belongs solely to the Sellers, shall be controlled solely by the Sellers and shall not pass to or be claimed by Buyer or the Company Group. Notwithstanding the foregoing, if a Dispute arises between Buyer or the Company Group and a third party (other than the Sellers or their respective Affiliates) after the Closing, then the Company Group, to the extent applicable, may assert the attorney-client privilege to prevent disclosure to such third party of confidential communications by Foley & Lardner LLP; provided, however, that the Company Group may not waive such privilege without the prior written consent of the Sellers.
(b)Certain Communications. Buyer, on behalf of itself and its Affiliates (which, for this purpose, shall be deemed to include the Company Group), agrees that all communications involving any Seller, the Company Group or any agent or representative of any of the foregoing with, and work product of, Foley & Lardner LLP, as such communications and work product relate to this Agreement and the transactions contemplated hereby, together with all written or other materials consisting of, containing, summarizing or embodying such communications and work product (collectively, “Protected Information”), are the sole and exclusive property of the Sellers and, upon request of the Sellers, shall be returned to the Sellers at Buyer’s expense. After the Closing, none of Buyer, the Company Group or any of their respective Affiliates shall disclose any Protected Information to any Person or use any Protected Information for any purpose, including in connection with any claims under Section 2.4 or Article 5.
9.13Non-Recourse. This Agreement may be enforced only against the named Parties. Subject to the foregoing provision, following the Closing, neither any past, present or future Affiliate nor any past, present or future director, officer, employee, incorporator, member, general or limited partner, shareholder, agent, trustee, beneficiary, attorney or representative of any Seller or any of their respective Affiliates (including any Person negotiating or executing this Agreement on behalf of a Party hereto) shall have any liability or obligation (in such capacity) with respect to this Agreement or any Related Agreement or with respect any claim or cause of action that may arise out of or relate to this Agreement or any Related Agreement or the negotiation, execution or performance of this Agreement or any Related Agreement, other than in each case with respect to a Related Agreement that it is a signatory to.
9.14Interpretive Provisions. For purposes of this Agreement, (a) the terms “including” and “include” shall be deemed to be followed by the terms “without limitation;” (b) the word “or” is not exclusive; (c) the terms “herein,” “hereof,” “hereby,” “hereto” or “hereunder” refer to this Agreement as a whole; (d) the term “knowledge” when used in the phrases “to the knowledge of the Sellers” or “the Sellers have no knowledge” or words of similar import shall mean, and shall be limited to, the knowledge of Robert Varnedoe, Jeff Brown, Joel Varnedoe, Jay Smith, David Taylor and Jonathan Landrum and shall include only their actual present knowledge in their respective capacities with the Company Group, without any imputation of the actual or imputed knowledge of any other Person and without any duty of inquiry or investigation; (e) references to “$” refer to United States dollars; (f) any references to currency other than United States dollars shall, to the extent necessary, be converted to United States dollars at the closing exchange rate published by The Wall Street Journal on the Business Day immediately preceding the date of payment or other applicable date of determination and (g) the term “made available” means accessible and printable in the Virtual Data Room at least 24 hours prior to the time of execution of this Agreement. Except as otherwise expressly set forth in this Agreement, all references in Article 3 to any Law (including any Environmental Law or the Code) shall be deemed to refer to such Law as in effect as of the Closing. When calculating the period of time before which, within which or following which any act is required to be done pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and, if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day. Where any group or category of items or matters is defined collectively in the plural number, any item or matter within such definition may be referred to using such defined term in the singular number, and vice versa. Unless the context otherwise requires, references in this Agreement (i) to Articles, Sections, Exhibits and Schedules mean the Articles and Sections of, and the Exhibits and Schedules attached to or accompanying, this Agreement; and (ii) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof. The Schedules and Exhibits referred to in this Agreement shall be construed with and as an integral part of this Agreement. Capitalized terms used but not otherwise defined in the Schedules and Exhibits referred to in this Agreement shall have the meanings set forth in this Agreement. Titles to Articles and headings of Sections are inserted for convenience of reference only and shall not be deemed a part of or to affect the meaning or interpretation of this Agreement. Notwithstanding the fact that this Agreement has been drafted or prepared by one of the Parties, each Party confirms that both it and its counsel have reviewed, negotiated and adopted this Agreement as the joint agreement and understanding of the Parties. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against either Party. This

Agreement may be executed by signatures exchanged via facsimile or other electronic means and in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
9.15Definitions. For purposes of this Agreement, the term:
(c)“Accrued Taxes” means any Taxes that have not been paid as of the Closing Date (such as by payment of estimated Taxes or otherwise) with respect to any Tax Returns of the Company Group for a Pre-Closing Tax Period with an original due date (including applicable extensions) after the Closing Date that are accrued on the books and records of the Company Group as of the Closing Date using the same methodologies as consistently applied by the Company Group (or should have been accrued using the same methodologies as consistently applied by the Company Group). In the case of any Straddle Period, (i) the amount of any Taxes based upon or measured by income, disbursements, payroll or receipts of the Company Group or otherwise imposed on a transactional basis to be allocated to the portion of the Straddle Period ending on the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date, and (ii) the amount of other Taxes of the Company Group to be allocated to the portion of the Straddle Period ending on the Closing Date shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the portion of the taxable period ending on (and including) the Closing Date and the denominator of which is the number of days in the Straddle Period.
(d)“Action” means any claim, action, suit, inquiry, arbitration or proceeding by or before any Governmental Entity.
(e)“Adjusted Net Working Capital” shall mean an amount equal to the difference of Current Assets minus Current Liabilities.
(f)“Adjusted Net Working Capital Target” shall mean an amount equal to $34,400,000.
(g)“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person. For purposes of this definition, “control,” when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.
(h)“Anti-Corruption Laws” means all Laws concerning or relating to bribery or corruption in the public or private sector, including the U.S. Foreign Corrupt Practices Act of 1977.
(i)“Anti-Money Laundering Laws” means all Laws concerning or relating to money laundering, terrorist financing or financial recordkeeping and reporting.
(j)“Business” means the business of manufacturing and selling high-density polyethylene plastic containers as such business is conducted by the Company Group as of the Closing.
(k)“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in Atlanta, Georgia, are authorized or required by Law to be closed.
(l)“Cash” shall mean the aggregate cash balance of the Company Group, including all cash, commercial paper, certificates of deposit and other bank deposits, treasury bills, short term investments (with a maturity of less than three months) and all other cash equivalents in its accounts, and third-party checks deposited or held in its accounts that have not yet cleared less any outstanding checks on draft of the Company Group that are issued or outstanding.
(m)“Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.
(n)“Company Group Benefit Plan” means any “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each other employee benefit or compensation plan, program, policy or agreement that is sponsored or maintained by any member of the Company Group for the benefit of any Current Employee or Former Employee, or any current or former officer, director, independent contractor of the Company Group, including any medical, retirement, life insurance, long-term disability, dental, bonus, severance, change-in-control, retention, incentive, equity or equity-based, post-retirement, deferred compensation, employment, consulting or other benefit plan, program, policy or agreement, or under which any Company Group may have liability, contingent or otherwise, including on account of any ERISA Affiliate; provided, however, that Company Group Benefit Plans do not include any benefit plan or program that is required to be maintained pursuant to applicable Law.
(o)“Competitor” means any Person that now or hereafter, anywhere in the United States, Canada or Mexico, engages in or attempts to engage in the Business in the manner that the Company Group engages in the Business as of the Closing.
(p)“Confidential Information” means any ideas, information and discoveries that are not generally known in the trade or industry of which the Business is a part and all oral and written non-public, confidential or proprietary information, documents and materials relating to the Business and the Company Group, including business lists, customer lists and contact information, prospects lists, client lists, supplier lists and contact information, employee personnel files, engineering data, marketing data, marketing opportunities, sales data, logs, consultants’ reports, company policies, practices and codes of conduct, internal analyses, analyses of competitive products, strategies, merger and acquisition plans, corporate financial information, budgets, ratings, forecasts, format strategy, financial reports and projections, other financial data, information related to negotiations with third parties, information protected by and of the Seller’s privileges (such as the attorney-client privilege), internal audit reports, Contracts and sales proposals, pricing and costs of specific products and services, training materials, trade secrets, intellectual property, software and documentation, accounting journals and ledgers, accounts receivable records and sales, operating, marketing and business plans, and all analyses, compilations, forecasts, interpretations, studies, notes and other sensitive information, in each case, of which a Seller has knowledge as a result of its beneficial ownership, directly or indirectly, of the Company Group prior to the date hereof; provided, however, that Confidential Information shall not include any idea, information or discovery that (i) is generally available to and known by the public through no fault of the Sellers or any Affiliate or representative of the Sellers; (ii) is lawfully acquired by the Sellers or any Affiliate or representative of the Sellers from and after the date hereof from sources that are not, to the knowledge of the Sellers, prohibited from disclosing such information by a legal, contractual or fiduciary obligation; or (iii) is required to be disclosed by the Sellers pursuant to judicial or administrative process or other applicable Law.
(q)“Confidentiality Agreement” means that certain letter agreement, dated as of August 5, 2022, between Buyer and Robert W. Baird & Co. Incorporated, on behalf of Lee Container.
(r)“Contract” means any legally binding indenture, mortgage, deed of trust, lease, contract, instrument or other agreement, but not including any purchase orders or sales orders entered into by the Company Group in the ordinary course of business consistent with past practice.
(s)“Covered Taxes” means (i) state Income Taxes for Pre-Closing Tax Periods due as a result of the non-filing of any state Income Tax Return and (ii) state sales and use Taxes due as a result of taxable sales of pallets (including similar packaging items used to ship products to customers) that are sold to customers.
(t)“Current Assets” means the current assets of the Company Group included in the asset categories set forth on Exhibit 2.6, in each case, calculated in a manner consistent in all respects with the Accounting Principles.
(u)“Current Employees” means all employees of the Company Group as of the Closing, including those on vacation, leave of absence or disability.
(v)“Current Liabilities” means, without duplication, (i) the current liabilities of the Company Group included in the liability categories set forth on Exhibit 2.6, in each case, calculated in a manner consistent in all respects with the Accounting Principles and (ii) Accrued Taxes, provided, however, that Current Liabilities shall exclude all Taxes other than the Accrued Taxes.
(w) “Environmental Law” means any Law regarding (i) pollution, protection, or restoration of the environment, including those protecting the quality of the ambient air, soil, surface water or groundwater, (ii) human health or safety, as it relates to exposure to Hazardous Substances, (iii) the presence, Release, generation, use, management, handling, transportation, treatment, storage or disposal of Hazardous Substances or (iv) noise, odor and vibration.
(x) “ERISA Affiliate” with respect to an entity means any other entity that, together with such first entity, would be treated as a single employer under Section 414 of the Code or is considered a single employer under common control under Section 4001 of ERISA.
(y)“Escrow Agent” means U.S. Bank, National Association and any successor escrow agent appointed pursuant to the Escrow Agreement.
(z)“Escrow Amount” means the Indemnity Escrow Amount plus the Purchase Price Adjustment Escrow Amount.
(aa)“Former Employees” means any individual, other than a Current Employee, who was an employee of either Company Group or any of their respective predecessors at the time that his or her employment terminated or became inactive.
(ab)“Fraud” means actual and intentional common law fraud, as interpreted by Delaware courts applying the Laws of the State of Delaware. For the avoidance of doubt, Fraud shall not include any claims or causes of action of negligent or constructive fraud.
(ac)“Fundamental Representations” means the representations and warranties set forth in Section 3.1(a), Section 3.1(c), Section 3.1(l)(i) and Section 3.1(r).
(ad)“GAAP” means generally accepted accounting principles in the United States in effect at the time in question.
(ae)“Governmental Entity” means any government, court, arbitrator, department, commission, board, bureau, agency, authority, instrumentality or other body exercising judicial, quasi-judicial, legislative, executive or other government powers, whether federal, state, local, foreign or otherwise (including national antitrust authorities that have jurisdiction to review the transactions contemplated by this Agreement).
(af)“Hazardous Substance” means any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, vapor, mineral or gas, in each case, whether naturally occurring or manmade, that is classified as a “hazardous waste,” “hazardous material,”

“hazardous substance,” “extremely hazardous waste,” “restricted hazardous waste,” “contaminant,” “toxic waste” or “toxic substance” under any provision of Environmental Law, or that is capable of causing harm to human health or the environment, including any petroleum or petroleum-derived products (including crude oil or any fraction thereof), radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, per- and polyfluoroalkyl substances, fluorine and polychlorinated biphenyls.
(ag)“Hot Assets” means those assets in categories III, IV, V, VI and VII of IRS Form 8594 that are subject to Tax at rates other than the long-term capital gain rate (for example, inventory at last-in/first-out, or “LIFO,” values and assets subject to depreciation recapture pursuant to Section 1245 or Section 1250 of the Code).
(ah)“Income Tax Return” means a Tax Return for Income Taxes, including IRS Form 1065 (U.S. Return of Partnership Income) and IRS Form 1120-S (U.S. Income Tax Return for an S Corporation).
(ai)“Income Taxes” means any Taxes imposed on, or measured by, income and any franchise Taxes imposed in lieu of income taxes.
(aj)“Indebtedness” means, without duplication and with respect to the Company Group, all (i) indebtedness for borrowed money; (ii) obligations for the deferred purchase price of property or services (other than Current Liabilities taken into account in the calculation of Adjusted Net Working Capital); (iii) long- or short-term obligations evidenced by notes, bonds, debentures or similar instruments; (iv) obligations under any interest rate, currency swap or other hedging arrangement or agreement; (v) capital or finance lease obligations; (vi) reimbursement obligations under any letter of credit, banker’s acceptance or similar credit transactions; (vii) guarantees made by the Company Group on behalf of any third party in respect of any of the obligations of the kind referred to in the foregoing clauses (i) through (vi); (viii) any obligations (including deferred payroll Taxes) pursuant to the CARES Act or other similar program; (ix) any other item that would be treated as indebtedness under GAAP as implemented by the Company Group to the extent that the Company Group’s implementation is consistent with GAAP; and (x) any unpaid interest, prepayment penalties, premiums, costs or fees that would arise or become due as a result of the prepayment of any of the obligations referred to in the foregoing clauses (i) through (ix).
(ak)“Indemnity Escrow Amount” means an amount equal to $5,000,000.
(al)“Inventory” means the inventories of raw materials, work in process and finished goods of the Company Group.
(am)“IRS” means the United States Internal Revenue Service.
(an)“Law” means any federal, state, local, foreign or other statute, ordinance, rule, directive, code, guidance or regulation.
(ao)“Lien” means any mortgage, lien, pledge, security interest or encumbrance of any kind.
(ap)“Loss” means (i) all debts, liabilities and obligations owed to or at the behest of any other Person; (ii) all losses, damages, judgments, awards, fines, penalties and settlements; and (iii) all reasonable out-of-pocket costs and expenses, including interest (but excluding prejudgment interest in any litigated or arbitrated matter other than that payable to a third party), court costs and reasonable fees and expenses of attorneys and expert witnesses of investigating, defending or asserting any demands, claims, suits, actions, causes of action, proceedings and assessments. Notwithstanding the foregoing, Losses shall not include indirect, incidental, consequential, special or punitive damages except (x) to the extent any such damages are actually paid, or finally determined by an arbitrator or court of competent jurisdiction to be payable, by a Buyer Indemnified Party to a third party in respect of any Third Party Claim; and (y) indirect or consequential damages that are the natural, probable and reasonably foreseeable consequence of the events, actions or circumstances giving rise to the underlying claims and that are not based on any special circumstances of the Buyer Indemnified Parties.
(aq)“Material Adverse Effect” means any fact, event, condition, change, occurrence or effect (either individually or in the aggregate with other facts, events, conditions, changes, occurrences or effects),that has had or would reasonably be expected to have a material adverse effect upon the financial condition, business, or results of operations of the Company Group; provided, however, that none of the following facts, events, conditions, changes, occurrences or effects (or results thereof) shall be taken into account, either alone or in combination with other facts, events, conditions, changes, occurrences or effects, in determining whether a Material Adverse Effect has occurred: (i) conditions generally affecting any nation’s economy or credit, securities, currency, financial, banking or capital markets (including any disruption thereof and any decline in the price or value of any security, currency or any market index), (ii) any national or international political or social events or conditions, including any pandemic, epidemic or other public health emergency and including the engagement by any nation or political, religious or ideological group in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon any nation or any territories, possessions, or diplomatic or consular offices thereof or upon any military installation, equipment or personnel of any nation, (iii) changes in GAAP or other applicable financial or accounting rules, guidance or standards, (iv) changes in any statutes, Laws, treaties, rules, regulations, Orders or other binding directives enacted or issued by any Governmental Entity, (v) any action required to be taken under any statute, Law, rule, regulation, writ or Order by which the Company Group or any its Affiliates (or any of their respective assets or properties) are bound, (vi) any change that is generally applicable to the industries or markets in which the Company Group or its Competitors, customers or suppliers operate and that does not materially and disproportionately adversely affect the Company Group, (vii) the public announcement of the execution of this Agreement or the transactions contemplated hereby (including by reason of the identity of Buyer or any of its Affiliates or its or their plans or intentions with respect to the business or operations of the Company Group, and including the impact thereof on relationships with customers, vendors, suppliers, distributors, employees or others who have or may be considering commercial or other relationships with the Company Group), (viii) any failure by the Company Group to meet any internal or published projections, forecasts or revenue, expense, profits or earnings estimates, plans or predictions for any period in and of itself (it being understood and agreed that the facts and circumstances giving rise to such failure may be taken into account in determining whether there has been a Material Adverse Effect), (ix) the taking of any action required by this Agreement, or (x) any adverse change in or effect on the business of the Company Group that is cured in all material respects prior to the Closing.
(ar)“Order” means any order, writ, injunction, judgment, plan or decree of any Governmental Entity.
(as)“Party” or “Parties” means any one or more of Buyer or the Sellers, as the case may be.
(at)“Pass-Through Tax” means any Tax or Taxes attributable to an entity that is treated as a flow-through entity (such as a partnership, S-corporation or a disregarded entity) for purposes of such Tax and for which the Sellers (or their shareholders or equity holders or their respective Affiliates, family members or related trusts) are liable under applicable Tax Law.
(au)“Pass-Through Tax Return” means any Tax Return of the Company Group with respect to a Pass-Through Tax.
(av)“Permit” means any license, permit, consent, registration, approval or authorization issued by a Governmental Authority.

(aw)“Permitted Liens” means (i) Liens for current Taxes and assessments not yet due and Liens for Taxes being contested in good faith by appropriate proceedings and for which sufficient reserves have been established; (ii) Liens as reflected in title or other public records relating to real property owned or leased by the Company Group; (iii) Liens that would be disclosed by an accurate survey; (iv) Liens securing Indebtedness that will be released at the Closing in connection with the transactions contemplated by this Agreement; (v) Liens arising from or created by municipal and zoning ordinances; (vi) title of each landlord under each Real Property Lease, and Liens affecting such title; (vii) leasehold and occupancy rights and restrictions of tenants under the terms of any of the Real Property Leases; and (viii) Liens created or incurred by Buyer.
(ax)“Person” means an individual or a corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Entity.
(ay)“Pre-Closing Tax Period” means, without duplication, (i) any Tax period ending on or before the Closing Date; or (ii) the portion of any Straddle Period beginning on the first day of such Straddle Period and ending on the Closing Date (which Tax period may include, for this purpose only, the Closing Date).
(az)“Pro Rata Share” means, with respect to a given Seller, the percentage set forth opposite such Seller’s name on Exhibit 1 under the heading “Pro Rata Share.”
(ba)“Purchase Price Adjustment Escrow Amount” means an amount equal to $1,500,000.
(bb) “R&W Insurance Policy” means the buyer-side representation and warranty insurance policy to be issued by the R&W Insurer to Buyer in connection with the transactions contemplated by this Agreement.
(bc)“R&W Insurer” means the insurer or other insurance provider that issues the R&W Insurance Policy.
(bd)“Release” means any actual or threatened spilling, leaking, pumping, pouring, releasing, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, depositing, dispersing, leaching or migrating of any Hazardous Substance into or through the natural or manmade environment (including the abandonment or discarding of barrels, containers, and other closed receptacles containing any Hazardous Substance).
(be)“Restricted Country” means any country, territory or geographic region that is the target of comprehensive, country-wide or territory-wide Sanctions, which, as of the date of this Agreement, includes: Cuba, Iran, North Korea, Syria, and the Crimea, Donetsk, and Luhansk regions of Ukraine.
(bf)“Restricted Party” means any Person that is: (i) listed on any list maintained by, or any public announcement of a Sanctions designation made by, any Sanctions Authority; (ii) resident, operating, located, or organized in, or a Governmental Entity of, a Restricted Country; (iii) owned 50% or more by any Person described in the foregoing clauses (i) or (ii) of this definition; or (v) otherwise a target of Sanctions.
(bg)“Sanctions” means any economic, financial, or trade sanctions Laws, embargoes, or other restrictive measures, or export controls, imposed, administered or enforced from time to time by any Sanctions Authority.
(bh)“Sanctions Authority” means the United States, the United Nations Security Council, the European Union or any member state thereof, the United Kingdom or the respective Governmental Entities of any of the foregoing.

(bi)“Seller Transaction Expenses” means (i) all transaction bonuses, retention bonuses, “stay around” bonuses, success bonuses, and severance payments arising as a result of the consummation of the transactions contemplated by this Agreement (but not, for the avoidance of doubt, any retention or “stay around” bonuses payable as a result of an employee of the Company Group remaining employed by Buyer or the Company Group for any period of time after the Closing); (ii) the SAR Termination Payments; and (iii) all broker, legal, financial, advisory, investment banking, accounting or other professional advisory fees and expenses incurred by the Company Group on their own behalf or on behalf of the Sellers in connection with the negotiation, preparation and execution of this Agreement and the other documents to be delivered hereunder and the consummation of the transactions contemplated by this Agreement. For the avoidance of doubt, Seller Transaction Expenses shall not include any of the following, all of which shall be borne and paid for by Buyer: (1) any fees or other costs payable to the Escrow Agent; (2) any fees or other costs required to be paid to obtain the R&W Insurance Policy; and (3) any fees or costs required to be paid to complete any HSR Act filings.
(bj)“Specified Individuals” means Martha Eve Lee Murray, Allayne Lee Varnedoe, William Anthony Murray, Robert Varnedoe and Sarah Varnedoe.
(bk)“Specified Officers” means Joel Varnedoe, David Taylor and Jonathan Landrum.
(bl) “Straddle Period” means any Tax period that includes but does not end on the Closing Date.
(bm)“Subsidiary” means, with respect to any Person, any entity in which such Person (or one or more of such Person’s Subsidiaries) owns or controls, directly or indirectly, a sufficient amount of the outstanding voting securities to elect at least a majority of such entity’s board of directors or other governing body (or, if there are no such voting securities, more than 50% of the equity securities of such entity).
(bn)“Target Subsidiaries” means, collectively, (i) LC Corporate Shop, LLC, a Georgia limited liability company; (ii) LeeTex Container, L.L.C., a Texas limited liability company; (iii) Lee Container Iowa, LLC, an Iowa limited liability company; and (iv) East Texas Lee Container, LP, a Texas limited partnership (and each of the foregoing is a “Target Subsidiary”).
(bo)“Tax Return” means any return, report, estimate, claim for refund, or information return or statement relating to, or required to be filed in connection with, any Taxes, including any schedule, form, attachment or amendment.
(bp)“Taxes” means all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any tax authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth and taxes or other charges in the nature of excise, withholding, ad valorem or value added.
(bq)“Virtual Data Room” means the Intralinks Project Longleaf virtual data room maintained by Robert W. Baird & Co. Incorporated and the Sellers for the purposes of Buyer’s due diligence in connection with the transactions contemplated by this Agreement as supplemented through the “made available” deadline set forth in clause (g) of Section 9.14.

Additional Defined Terms	Agreement Reference
AAA	Section 7.2
Accounting Principles	Section 2.6

Agreement	Preamble
Allocation Exhibit	Section 4.7(f)
Arbitration Rules	Section 7.2
Arbitrator	Section 7.3
ATB	Exhibit 4.7(f)
Base Purchase Price	Section 2.1
Buyer	Preamble
Buyer Indemnified Parties	Section 5.1
Buyer Prepared Return	Section 4.7(a)
Clarke Claim	Section 5.1(d)
Clarke Release Date	Section 5.6(e)(i)
Closing	Section 6.1
Closing Date	Section 6.1
COBRA	Section 4.3(d)
Company Group	Recitals
Company Group Insurance Policies	Section 3.1(m)
Conversions	Recitals
CPA Firm	Section 2.4(c)(ii)
Disclosure Schedule	Section 3.1
Dispute	Section 7.1
Dispute Representatives	Section 7.1
Engagement Letter	Section 2.4(c)(ii)
Escrow Agreement	Section 6.2(b)
ERISA	Section 3.1(p)
Estimated Adjusted Net Working Capital Amount	Section 2.2(a)
Estimated Indebtedness Amount	Section 2.2(a)
Estimated Cash Amount	Section 2.2(a)
Estimated Closing Statement	Section 2.2(a)
Estimated Seller Proceeds	Section 2.2(a)
Estimated Seller Transaction Expense Amount	Section 2.2(a)
Expense Invoices	Section 2.2(b)(ii)
Final Adjusted Net Working Capital Amount	Section 2.4(d)
Final Cash Amount	Section 2.4(d)
Final Closing Statement	Section 2.4(d)
Final Indebtedness Amount	Section 2.4(d)
Final Seller Proceeds	Section 2.4(d)
Final Seller Transaction Expense Amount	Section 2.4(d)
Financial Statements	Section 3.1(d)
Funds Flow Memorandum	Section 2.2(c)
Indemnification Notice	Section 5.4
Indemnified Agent	Section 4.4(a)
Indemnified Party	Section 5.4
Indemnifying Party	Section 5.4

Indemnity Escrow Account	Section 2.3(c)
Interests	Recitals
LCC Interests	Recitals
LCC Topco	Preamble
LCIH Interests	Recitals
LCIH Topco	Preamble
Lee Container	Recitals
Lee Container Iowa Holdings	Recitals
Lee Investments	Recitals
LI Interests	Recitals
LI Topco	Preamble
Material Contract	Section 3.1(n)
MEIP	Section 4.3(e)
NAV	Exhibit 4.7(f)
Outside Date	Section 8.1(b)
Outstanding Claims	Section 5.6(e)(iii)
Payoff Letters	Section 2.2(b)(i)
Preliminary Closing Statement	Section 2.4(a)
Protected Information	Section 9.12(b)
Purchase Price	Section 2.1
Purchase Price Adjustment Escrow Account	Section 2.3(c)
R&W Coverage Limit	Section 5.6(a)(i)
R&W Excess Losses	Section 5.6(a)(i)
R&W Retention Amount	Section 5.6(a)(i)
Real Property	Section 3.1(l)(iii)
Real Property Leases	Section 3.1(l)(iii)
Recent Balance Sheet	Section 3.1(d)
Related Agreement	Section 3.1(a)(i)
Remediation Actions	Section 4.7(d)(i)
Required Regulatory Approvals	Section 4.6(a)
Response Period	Section 2.4(b)
Restricted Period	Section 4.3(a)
Restrictive Covenant Agreement	Section 6.2(e)
SAR Termination Payment	Section 6.2(l)
Seller Prepared Return	Section 4.7(a)
Seller	Preamble
Statement Dispute	Section 2.4(c)(i)
Statement Objection	Section 2.4(b)
Target Company	Recitals
Tax Dispute	Section 4.7(f)
Tax Proceeding	Section 4.7(b)
Third Party Claim	Section 5.5(a)
Tier 1 Allocation	Section 4.7(f)

Unclaimed Balance	Section 5.6(e)(iii)
Voluntary Disclosure	Section 4.7(d)(iii)

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused their respective duly authorized representatives to execute and deliver this Membership Interest Purchase Agreement as of the date first written above.

SELLERS:

LCC TOPCO, INC.

/s/ ROBERT VARNEDOE
Name: Robert Varnedoe
Title: Chief Executive Officer

LI TOPCO, LLC

/s/ ROBERT VARNEDOE
Name: Robert Varnedoe
Title: Manager

LCIH TOPCO, INC.

/s/ ROBERT VARNEDOE
Name: Robert Varnedoe
Title: President

[Signature page to Membership Interest Purchase Agreement]

BUYER:

GREIF PACKAGING LLC

/s/ OLE ROSGAARD
Name: Ole Rosgaard
Title: CEO

[Signature page to Membership Interest Purchase Agreement]